Form 10-K, Exhibit 13
PENNSYLVANIA ENTERPRISES INC
filed 1995-03-27
CIK 77231

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

    The following table expresses certain items in the Company's Consolidated Statements of Income as percentages of total operating revenues for each of the calendar years ended December 31, 1994, 1993 and 1992.

                                             Percentage of Operating Revenues
                                                 Year Ended December 31,
                                              1994         1993         1992
Operating Revenues:
  Gas                                          71.6%        74.2%        74.6%
  Water                                        28.4         25.8         25.4
     Total operating revenues                 100.0        100.0        100.0

Operating Expenses:
  Cost of gas                                  42.0         41.9         40.5
  Other operation expenses                     17.1         18.8         19.8
  Maintenance and depreciation                 10.4         10.5         10.2
  Deferred treatment plant costs, net           0.3         (0.7)        (0.1)
  Income and other taxes                       11.6         11.5         11.4
     Total operating expenses                  81.4         82.0         81.8

Operating Income                               18.6         18.0         18.2
Other Income, Net                               0.1          0.3            -
Interest Charges                               11.2         11.3         12.2
Subsidiary's Preferred Stock Dividends          2.0          3.1          2.6
Net Income                                      5.5%         3.9%         3.4%

 o  Year ended December 31, 1994, compared with year ended December 31, 1993

    Operating Revenues.    Operating  revenues  of  the  Company increased $28.0
million (13.6%) from $206.7 million for 1993 to $234.7 million for 1994.

    Gas operating revenues increased by $14.7 million (9.6%) from $153.3 million for 1993 to $168.0 million for 1994, primarily as a result of a price increase averaging 19.0% (designed to total $28.8 million on an annual basis) effective December 1, 1993, due to increased costs of purchased gas. See "-Rate Matters-Gas Rate Filings." Also contributing to the increase in gas operating revenues in 1994 was a 224 million cubic feet (1.0%) increase in sales to residential and commercial heating customers. This increase was attributable to the addition of approximately 2,200 new customers and occurred despite heating degree days* that were 2.1% lower than normal and 0.3% less than in 1993. Additionally, the implementation of surcharges to recover Federal Energy Regulatory Commission ("FERC") Order 636 transition costs (as more fully discussed below under "-Rate Matters-Gas Rate Filings") acted to increase gas operating revenues by $1.8 million in 1994. The effects of the price increase and the surcharges on gas operating revenues were partially offset by the switching of certain commercial and industrial customers from sales to transportation service and a price


* A heating degree day ("degree day") represents each degree by which the average of the high and low temperatures for a given day is below 650 Fahrenheit. Actual degree days represent the sum of the degree days for the period.

decrease averaging 1.1% (designed to total $1.8 million on an annual basis) effective December 1, 1994, due to decreased costs of purchased gas (see"-Rate Matters-Gas Rate Filings").

    Water operating  revenues  increased  by  $13.4  million  (25.0%) from $53.4 million for 1993 to $66.7 million for 1994. This increase in revenues was primarily the result of rate increases which the Pennsylvania Public Utility Commission (the "PPUC") allowed PG&W, including a $2.0 million annual rate increase effective March 9, 1993, for customers in the Spring Brook Water Rate Area served exclusively by the Crystal Lake Water Treatment Plant, a $5.0 million annual rate increase effective June 23, 1993, for customers in the Scranton Water Rate Area, and an $11.9 million annual rate increase effective December 16, 1993, for customers in the Spring Brook Water Rate Area served by the Ceasetown and Watres Water Treatment Plants, as more fully explained below under "-Rate Matters-Water Rate Filings."

    Operating Expenses. Operating expenses, including depreciation and income taxes, increased $21.6 million (12.8%) from $169.4 million for 1993 to $191.0 million for 1994. As a percentage of operating revenues, total operating expenses decreased from  82.0%  during  1993  to  81.4%  during 1994.  Operating expenses related to gas utility operations increased by $14.2 million (10.6%) from $133.7 million in 1993 to $147.9 million in 1994, primarily as a result of a $12.1 million increase in the cost of gas, a higher level of other operations and maintenance expense and increased gross receipts tax as a result of the higher level of gas revenues. Operating expenses related to water utility operations increased by $7.4 million (20.7%) from $35.7 million in 1993 to $43.1 million in 1994, primarily as a result of increases in other operation expense, depreciation, net deferred treatment plant costs and income taxes.

    The cost of gas increased $12.1 million (14.0%) from $86.6 million for 1993 to $98.7 million for 1994. The effect of this increase, which was the result of higher costs for purchased gas and the implementation of surcharges to recover FERC Order 636 transition costs (see "-Rate Matters-Gas Rate Filings"), was partially offset by a 9.0% (2.6 billion cubic feet) decrease in the volume of gas sold during 1994, compared to 1993. This decreased volume was largely attributable to the aforementioned switching of certain customers from sales to transportation service. The gross margin on gas operations (gas operating revenues less the cost of gas) increased $2.6 million or 3.9% in 1994, primarily as a result of the increased sales to residential and commercial heating customers.

    Other than the cost of gas and income taxes, operating expenses increased by $6.3 million (8.3%) from $75.0 million for 1993 to $81.2 million for 1994. This increase was largely attributable to a $1.2 million increase in other operation and maintenance expenses (principally as a result of a $668,000 increase in payroll costs, a $507,000 increase in other postretirement benefits and increased provisions for uncollectible accounts of $728,000) and a $2.1 million increase in net deferred treatment plant costs during 1994 (see "-Deferred Treatment Plant Costs, Net and Carrying Charges"), as well as a $2.0 million increase in depreciation (primarily because of capital additions and the change in December, 1993, from a 4% compound interest to a straight-line method of depreciation with respect to water plant in the Ceasetown and Watres Service Areas). The effects of these increases were partially offset by a $613,000 increase in costs charged to construction (which acts to reduce expense) as a result of a higher level of construction activity.

    Income taxes increased by $3.3 million from $7.9 million in 1993 to $11.1 million in 1994 due to a higher level of income before income taxes (for this purpose, operating income net of interest charges).

    Deferred Treatment Plant Costs, Net and Carrying Charges. Pursuant to an Order of the PPUC entered September 5, 1990, PG&W deferred all operating expenses, including depreciation and property taxes, and the carrying charges (equivalent to the allowance for funds used during construction ("AFUDC")) relative to the four new Scranton Area water treatment plants and related facilities from the dates of commercial operation of the plants until March 23, 1991, the effective date of the Scranton Area water rate increase approved by the PPUC on March 22, 1991. By its Order entered June 23, 1993, relative to the Scranton Water Rate Area, the PPUC granted PG&W's request to recover $5.8 million of costs deferred with respect to the Scranton Area water treatment plants and related facilities over a ten-year period beginning June 23, 1993, of which $885,000 had been recovered as of December 31, 1994.

    Similarly, as permitted by an Order of the PPUC entered September 24, 1992, PG&W deferred all operating expenses, including depreciation and property taxes, and the carrying charges relative to the Crystal Lake Water Treatment Plant and related facilities from August 3, 1992 (the date of commercial operation of that plant), until March 9, 1993, the effective date of the water rate increase approved by the PPUC on February 25, 1993, for customers in PG&W's Spring Brook Water Rate Area served exclusively by the Crystal Lake Water Treatment Plant. Additionally, in accordance with an Order of the PPUC entered July 28, 1993, PG&W deferred all expenses and the carrying charges relative to the Ceasetown and Watres Water Treatment Plants and related facilities incurred prior to December 16, 1993, the effective date of the water rate increase approved by the PPUC on December 15, 1993, for customers served by the Ceasetown and Watres Water Treatment Plants.

    As of December 31, 1994, a total of $4.6 million of costs relative to the Crystal Lake, Ceasetown and Watres Water Treatment Plants and related facilities had been deferred pursuant to the PPUC's Orders of September 24, 1992, and July 28, 1993. PG&W will seek recovery of the costs that have been so deferred in its next rate increase request relating to the Spring Brook Water Rate Area.
Although it cannot be certain, the Company believes that the recovery of such costs by PG&W will be allowed by the PPUC in future rate increases, particularly in view of the PPUC's action allowing the recovery of the costs deferred with respect to the Scranton Area water treatment plants and related facilities.

    Operating Income. As a result of the above, total operating income increased by $6.4 million (17.3%) from $37.3 million for 1993 to $43.7 million for 1994, and increased as a percentage of total operating revenues for such periods from 18.0% in 1993 to 18.6% in 1994. Operating income from gas utility operations increased $459,000 (2.3%) from $19.6 million in 1993 to $20.1 million in 1994, primarily as a result of a $2.6 million increase in the gross margin, the effect of which was partially offset by a higher level of maintenance expense because of colder than normal weather in January and February, 1994, and increased gross receipts tax as a result of the higher level of gas revenues. Operating income from water utility operations increased $6.0 million (33.8%) from $17.7 million in 1993 to $23.6 million in 1994. This increase was primarily the result of rate increases effective March 9, 1993, June 23, 1993, and December 16, 1993, and a decrease in other taxes, the effects of which were partially offset by increases in other operations expense, depreciation, net deferred treatment plant costs and income taxes, as discussed above.

    Other Income, Net. Other income, net decreased $471,000 from $673,000 for 1993 to $202,000 for 1994. This decrease was primarily attributable to a $1.5 million (97.4%) decrease in the allowance for equity funds used during construction because of a lower level of construction in progress, largely as a result of the completion of the Crystal Lake, Watres and Ceasetown Water
Treatment Plants in 1993, and the discontinuance of the deferral of carrying charges relative to those plants. The effect of such items was partially offset by a $254,000 increase ($145,000 net of related income taxes) in gains on the sale of non-watershed land, a $469,000 gain ($268,000 net of related income taxes) on the sale of PG&W's interest in an oil and gas joint venture and a decrease in net interest expense associated with the unutilized portion of the proceeds from the issuance on December 22, 1992, of the Luzerne County Industrial Development Authority (the "Authority") Exempt Facilities Revenue Bonds, 1992 Series B (Pennsylvania Gas and Water Company Project) (the "1992 Series B Bonds.") See "-Liquidity and Capital Resources-Long-Term Debt and Capital Stock Financings." The proceeds from the issuance of the 1992 Series B Bonds were deposited in a construction fund held by PNC Bank (formerly Northeastern Bank of Pennsylvania) as trustee for the 1992 Series B Bonds (the "IDA Trustee"), pending their utilization to finance the construction of various additions and improvements to PG&W's water facilities for which construction commenced subsequent to September 23, 1992. Interest expense relative to the funds so utilized for the benefit of PG&W is reflected as interest on long-term debt. The interest expense relating to the portion of the funds held by the IDA Trustee, net of the income earned on the temporary investment of such funds, is reflected in other income, net.

    Interest Charges. Interest charges increased by $2.9 million (12.6%) from $23.5 million for 1993 to $26.4 million for 1994. This increase was primarily attributable to a $1.2 million decrease in AFUDC, largely because of the completion of the Crystal Lake, Ceasetown and Watres Water Treatment Plants, and the discontinuance of the deferral, which totaled $1.2 million during 1993, of the carrying charges associated with those plants.

    Interest on long-term debt increased by $1.4 million (5.8%) from $23.5 million during 1993 to $24.9 million during 1994. The increase was principally the result of an additional $868,000 of interest expense relative to the 1992 Series B Bonds being reflected as interest on long-term debt (see "-Other Income, Net") and an $11.3 million (3.6%) increase from $318.2 million during 1993 to $329.5 million during 1994 in the weighted average indebtedness outstanding, primarily as a result of the redemption of preferred stock by PG&W and the construction of various additions and improvements to PG&W's water utility plant. Largely offsetting the effect of these items was a decrease in the weighted average interest rate on indebtedness from 8.14% during 1993 to 7.87% during 1994.

    Subsidiary's Preferred Stock Dividends. Dividends on preferred stock decreased $1.8 million (28.2%) from $6.5 million for 1993 to $4.6 million for 1994, primarily as a result of the redemption by PG&W on December 23, 1993, of 100,000 shares ($10.0 million), and on May 31, 1994, of 150,000 shares ($15.0 million), of its 9.50% cumulative preferred stock, $100 par value.

    Net Income. Net income increased $4.8 million (60.5%) from $8.0 million for 1993 to $12.8 million for 1994. The increased earnings in 1994 were the result of the matters discussed above, principally the increases in water operating revenues resulting from the rate increases which the PPUC allowed PG&W effective March 9, 1993, June 23, 1993, and December 16, 1993, and the increase in the gross margin on gas operations resulting primarily from the higher level of sales to residential and commercial heating customers. The effects of these factors were partially offset by increased operating expenses and interest charges.

    Before the $534,000 premium paid on the redemption of 150,000 shares of PG&W's 9.50% cumulative preferred stock on May 31, 1994, and the $446,000 premium paid on the redemption of 150,000 shares of PG&W's 8.90% cumulative preferred stock on December 16, 1994, the earnings per share of common stock increased $.53 (29.1%) from $1.82 per share for 1993 to $2.35 per share for 1994.
This improvement was the result of the 60.5% increase in net income and occurred despite a 24.2% increase in the weighted average number of shares outstanding in 1994 that was caused primarily by the Company's 1,250,000 share common stock offering in October, 1993. While premiums on the redemption of preferred stock are charged to retained earnings and are not a determinant of net income, the premiums associated with any redemptions occurring subsequent to January 20, 1994, must be taken into account in calculating the earnings per share of common stock. As a consequence, the premiums on the redemption of the 150,000 shares of PG&W's 9.50% cumulative preferred stock and the 150,000 shares of PG&W's
8.90% cumulative preferred stock acted to reduce the Company's earnings per share for 1994 by $.18 per share, resulting in earnings of $2.17 per share of common stock for the year, an increase of $.35 per share (19.2%) over the earnings of $1.82 per share for the year ended December 31, 1993.

o Year ended December 31, 1993, compared with year ended December 31, 1992

    Operating Revenues.    Operating  revenues  of  the  Company increased $14.8
million (7.7%) from $191.9 million for 1992 to $206.7 million for 1993.

    Gas operating revenues increased by $10.1 million (7.1%) from $143.2 million for 1992 to $153.3 million for 1993, primarily as a result of price increases averaging 6.8% (designed to total $9.5 million on an annual basis) effective December 1, 1992, and 19.0% (designed to total $28.8 million on an annual basis) effective December 1, 1993, due to increased costs of purchased gas. Also contributing to the increase in gas operating revenues in 1993 was an 840 million cubic feet (3.9%) increase in sales to residential and commercial heating customers. Although heating degree days were 1.8% lower than normal during 1993, they were 0.7% higher than in 1992. The effect of the price increases and colder weather on gas operating revenues were partially offset by the switching of certain commercial and industrial customers from sales to transportation service.

    Water operating revenues increased by $4.7 million (9.7%) from $48.7 million for 1992 to $53.4 million for 1993. This increase in revenues was largely the result of rate increases which the PPUC allowed PG&W, including a $2.0 million annual rate increase effective March 9, 1993, for customers in the Spring Brook Water Rate Area served exclusively by the Crystal Lake Water Treatment Plant, a $5.0 million annual rate increase effective June 23, 1993, for customers in the Scranton Water Rate Area, and an $11.9 million annual rate increase effective December 16, 1993, for customers in the Spring Brook Water Rate Area served by the Ceasetown and Watres Water Treatment Plants, as more fully explained below under "-Rate Matters-Water Rate Filings."

    Operating Expenses. Operating expenses, including depreciation and income taxes, increased $12.4 million (7.9%) from $157.0 million for 1992 to $169.4 million for 1993. As a percentage of operating revenues, total operating expenses increased from 81.8% during 1992 to 82.0% during 1993. Operating expenses related to PG&W's gas utility operations increased by $10.1 million (8.2%) from $123.6 million in 1992 to $133.7 million in 1993, primarily as a result of an $8.8 million increase in the cost of gas. Operating expenses related to PG&W's water utility operations increased by $2.2 million (6.7%) from $33.5 million in 1992 to $35.7 million in 1993, primarily as a result of increased operation and maintenance costs, depreciation and taxes, the effects of which were partially offset by a $1.2 million increase in the deferral of treatment plant costs (which acted to reduce expenses).

    The cost of gas increased $8.8 million (11.4%) from $77.7 million for 1992 to $86.6 million for 1993. The effect of this increase, which was the result of higher costs for purchased gas, was partially offset by a 2.7% (797 thousand cubic feet) decrease in the volume of gas sold during 1993 compared to 1992. This decreased volume was largely attributable to the aforementioned switching of customers from sales to transportation service. The gross margin on gas operations increased $1.3 million or 2.0% in 1993, primarily as a result of the increased sales to residential and commercial heating customers due to the colder weather experienced in 1993.

    Other than the cost of gas and income taxes, operating expenses increased by $3.0 million (4.2%) from $71.9 million for 1992 to $75.0 million for 1993. This increase was largely attributable to a $1.3 million increase in other taxes, principally as a result of increased gross receipts tax (resulting from the higher level of gas revenues) and increased property taxes (resulting from the construction of the Ceasetown and Watres Water Treatment Plants). Also contributing to this increase was a $1.6 million increase in other operations and maintenance expenses, primarily as a result of a $1.5 million increase in payroll costs, as well as a $1.4 million increase in depreciation (primarily as a result of capital additions and the change in March, 1993, from a 4% compound interest to a straight-line method of depreciation with respect to water plant in the Crystal Lake Service Area). The effects of such increases were partially offset by a $1.2 million increase in the deferral of treatment plant costs during 1993. See "-Deferred Treatment Plant Costs, Net and Carrying Charges."

    Income taxes increased by $510,000 (6.9%) from $7.4 million in 1992 to $7.9 million in 1993 due to a higher level of income before income taxes (for this purpose, operating income net of interest charges) and the change, from 34% to 35%, in the federal corporate income tax rate on taxable income in excess of $10.0 million. This increase was the result of the enactment of the Omnibus Budget Reconciliation Act of 1993 (the "1993 Tax Act") on August 10, 1993. The provisions of the 1993 Tax Act, which were retroactive to January 1, 1993, increased the Company's income tax expense by approximately $124,000 for the year 1993. The effects of the increased income before income taxes and the higher federal income tax rate were partially offset by the impact (approximately $668,000) of the nontaxable equity portions of the AFUDC and of the deferred treatment plant carrying charges that were recorded during 1993. See "-Other Income, Net", as discussed above.

    Deferred Treatment Plant Costs, Net and Carrying Charges. As more fully discussed above, pursuant to an Order of the PPUC entered September 24, 1992, PG&W deferred all operating expenses, including depreciation and property taxes, and the carrying charges (equivalent to the AFUDC) relative to the Crystal Lake Water Treatment Plant and related facilities from August 3, 1992 (the date of commercial operation of that plant), until March 9, 1993, the effective date of the water rate increase approved by the PPUC on February 25, 1993, for customers in PG&W's Spring Brook Water Rate Area served exclusively by the Crystal Lake Water Treatment Plant. Similarly, in accordance with an Order of the PPUC entered July 28, 1993, PG&W deferred all expenses and the carrying charges relative to the Ceasetown and Watres Water Treatment Plants and related facilities incurred prior to December 16, 1993, the effective date of the water rate increase approved by the PPUC on December 15, 1993, for customers served by the Ceasetown and Watres Water Treatment Plants. As contemplated by the PPUC's Orders, PG&W will seek recovery of the $4.6 million of costs that have been so deferred in its next rate increase request relating to the Spring Brook Water Rate Area.

    Pursuant to an Order of the PPUC entered September 5, 1990, PG&W deferred all operating expenses and the carrying charges relative to the four new Scranton Area water treatment plants and related facilities from the dates of commercial operation of the plants until March 23, 1991, the effective date of the Scranton Area water rate increase approved by the PPUC on March 22, 1991. By its Order entered June 23, 1993, relative to the Scranton Water Rate Area, the PPUC granted PG&W's request to recover $5.8 million of costs deferred with respect to the Scranton Area water treatment plants and related facilities over a ten-year period beginning June 23, 1993, of which $304,000 had been recovered as of December 31, 1993.

    Operating Income. As a result of the above, total operating income increased by $2.4 million (6.9%) from $34.8 million for 1992 to $37.3 million for 1993, but decreased as a percentage of total operating revenues for such periods from 18.2% in 1992 to 18.0% in 1993. Operating income from gas utility operations decreased $48,000 (0.2%) from $19.7 million in 1992 to $19.6 million in 1993, primarily as a result of increases in other operations and maintenance expenses, depreciation, and income and gross receipts taxes, the effects of which were partially offset by a $1.3 million increase in the gross margin. Operating income from water utility operations increased $2.5 million (16.2%) from $15.2 million in 1992 to $17.7 million in 1993. This increase was primarily the result of rate increases effective March 9, 1993, June 23, 1993, and December 16, 1993, as well as the deferral of costs relative to the Crystal Lake, Ceasetown and Watres Water Treatment Plants and related facilities, the effects of which were partially offset by increases in other operations and maintenance expenses, depreciation, and income and property taxes, as discussed above.

    Other Income, Net. Other income, net increased from $26,000 in 1992, to $673,000 in 1993, primarily as a result of the recording of $1.6 million of deferred treatment plant carrying charges and allowance for equity funds used during construction. This amount was partially offset by the net interest expense associated with the unutilized portion of the proceeds from the issuance on December 22, 1992, of the Authority's 1992 Series B Bonds. See "-Liquidity and Capital Resources-Long-Term Debt and Capital Stock Financings." The proceeds from the issuance of the 1992 Series B Bonds were deposited in a construction fund held by the IDA Trustee, pending their utilization to finance the construction of various additions and improvements to PG&W's water facilities for which construction commenced subsequent to September 23, 1992. Interest expense relative to the funds so utilized for the benefit of PG&W is reflected as interest on long-term debt. The interest expense relating to the portion of the funds held by the IDA Trustee, net of the income earned on the temporary investment of such funds, is reflected in other income, net.

    Interest Charges. Interest charges increased by $145,000 (0.6%) from $23.3 million for 1992 to $23.5 million for 1993. This increase was largely attributable to increased interest on long-term debt and decreased AFUDC, the effects of which were largely offset by an increase in deferred treatment plant carrying charges associated with the Crystal Lake, Ceasetown and Watres Water Treatment Plants and a decrease in other interest charges.

    Although the weighted average interest rate on indebtedness decreased from 8.91% during 1992 to 8.14% during 1993, interest on long-term debt increased by $2.3 million (10.7%) from $21.3 million during 1992 to $23.5 million during 1993. This increase was largely attributable to increased indebtedness to finance the construction of various additions and improvements to PG&W's water utility plant. The weighted average indebtedness outstanding during 1993 was $318.2 million as compared to $255.0 million during 1992. Largely offsetting the effect of this increase was a lower level of interest expense incurred during 1993 in connection with overcollections from PG&W's gas customers.

    Subsidiary's Preferred Stock Dividends. Dividends on preferred stock increased $1.4 million (27.6%) from $5.1 million in 1992, to $6.5 million in 1993, as a result of the issuance by PG&W of 250,000 shares of its 9% cumulative preferred stock, $100 par value, on August 18, 1992.

    Net Income. Net income increased $1.5 million (23.5%) from $6.5 million ($1.61 per share) for the year ended December 31, 1992, to $8.0 million ($1.82 per share) for the year ended December 31, 1993. The increased earnings in 1993 were the result of the matters discussed above, primarily the increases in water operating revenues resulting from the rate increases which the PPUC allowed PG&W effective March 9, 1993, June 23, 1993, and December 16, 1993, and the increase in the gross margin on gas operations resulting from higher levels of sales to residential and commercial heating customers. The effects of these factors were partially offset by increases in operating expenses and dividends on PG&W's preferred stock.

    The earnings per share for the year ended December 31, 1993, increased 13.0%, compared to the similar period in 1992, as a result of the 23.5% increase in net income and despite the 9.6% increase in the weighted average number of shares outstanding during 1993, primarily because of the Company's common stock offering in October, 1993.

RATE MATTERS

    In accordance with the Pennsylvania Public Utility Code (the "Code"), PG&W files an annual purchased gas cost rate with the PPUC. From time to time, PG&W also files for adjustments to its gas and water rates to, among other reasons, recover interest charges and depreciation expenses relating to capital expenditures, recover increased operating expenses and make adjustments to existing surcharge rates approved by the PPUC.

    The following is a summary of such filings (exclusive of those solely involving state tax adjustment surcharges) with respect to which the PPUC has issued an order since the beginning of 1992, or which are currently pending.

    Gas Rate Filings. Pursuant to the provisions of the Code which require that the tariffs of larger gas distribution companies, such as PG&W, be adjusted on an annual basis to reflect changes in their purchased gas costs, the PPUC ordered PG&W to make the following changes during 1994, 1993 and 1992 to the gas costs contained in its gas tariff rates:
[CAPTION]
                                   Change in               Calculated
          Effective               Rate per MCF         Increase (Decrease)
             Date                From     To            in Annual Revenue
       [S]                       [C]     [C]               [C]
       December 1, 1994          $3.74   $3.68             $(1,800,000)
       December 1, 1993           2.79    3.74              28,800,000
       December 1, 1992           2.46    2.79               9,500,000

    The annual changes in gas rates on account of purchased gas costs have no effect on PG&W's earnings since the change in revenue will be offset by a corresponding change in the cost of gas.

    The PPUC has issued proposed regulations that would provide for the quarterly adjustment of the purchased gas cost rate of larger gas distribution companies, including PG&W. Except for reducing the amount of any over or undercollections of gas costs, the adoption of these proposed regulations would not have any material effect on PG&W's financial position or results of operations.

    On October 15, 1993, the PPUC adopted an annual purchased gas cost ("PGC") order (the "PGC Order") regarding the recovery of FERC Order 636 transition costs. The PGC Order stated that Account 191 and New Facility Costs (the "Gas Transition Costs") are subject to recovery through the annual PGC rate filing made with the PPUC by PG&W and other larger local gas distribution companies. The PGC Order also indicated that while Gas Supply Realignment and Stranded Costs (the "Non-Gas Transition Costs") are not natural gas costs eligible for recovery under the PGC rate filing mechanism, such costs are subject to full recovery by local distribution companies through the filing of a tariff pursuant to either the existing surcharge or base rate provisions of the Code. The PGC Order further stated that all such filings would be evaluated on a case-by-case basis. As of February 1, 1994, PG&W began to recover the Gas Transition Costs that are being billed to PG&W by its interstate pipelines through an increase in its PGC rate. It is currently estimated that these costs, which will be billed to PG&W over a nineteen-month period extending through March 31, 1995, will aggregate $1.2 million, of which $1.1 million had been billed to PG&W and $659,000 had been recovered from its customers as of December 31, 1994. By Order of the PPUC entered August 26, 1994, PG&W began recovering the Non-Gas Transition Costs that it estimates it will ultimately be billed by its interstate pipelines pursuant to FERC Order 636 through the billing of a surcharge to its customers effective September 12, 1994. It is currently estimated that $9.4 million of Non-Gas Transition Costs will be billed to PG&W, generally over a four-year period extending through the fourth quarter of 1997, of which $3.8 million had been billed to PG&W and $1.1 million had been recovered from its customers as of December 31, 1994. As of December 31, 1994, PG&W had recorded a liability of $5.6 million for the estimated transition costs that remained to be billed to it as of such date and both a current asset and a deferred asset (which together totaled $8.8 million) representing the transition costs remaining to be recovered from PG&W's customers.

    Water Rate Filings. As a general rule, public utilities are entitled to recover their reasonable operating expenses and earn a fair rate of return on their investment, or rate base. However, a regulated utility's ability to generate earnings is influenced significantly by the timing and amount of rate relief that it is granted. As part of the ratemaking process, the PPUC may reject, in whole or in part, a public utility's request to increase its rates where the PPUC concludes, after a hearing, that the service rendered by the public utility is inadequate in that it fails to meet quantity or quality standards for the type of service provided. Based upon previous rate filings (referred to below), PG&W expects that the quality of its water service will be scrutinized by the PPUC in any future water rate filings. In its Order of June 23, 1993, relating to the most recent Scranton Water Rate Area rate case, the PPUC granted PG&W rate relief despite its finding that PG&W's water quality did not always meet secondary drinking water standards. Notwithstanding this decision, PG&W believes that it is providing its customers with water service meeting or exceeding the PPUC's standards for quantity and quality, based on testing performed by PG&W and an independent laboratory of water at certain customers' premises which indicates that the water meets federal and state primary (health-related) drinking water standards all of the time and secondary (aesthetics-related, particularly taste, odor and color) drinking water standards nearly all of the time. PG&W also believes that in the future as it makes further improvements to its distribution system, it will be able to demonstrate to the PPUC's satisfaction that it is providing adequate service to its customers.

    As discussed below, the rate relief granted in the past to PG&W by the PPUC has been less than the full amounts requested. Generally, the amounts granted have been determined through negotiated settlements with certain parties to the proceedings in order to obtain rate relief earlier than expected and to avoid the substantial expenses associated with further administrative and possible appellate proceedings. The Company believes that PG&W will be able to obtain adequate future rate relief as it makes further improvements to its distribution system and is able to demonstrate it is providing water that is suitable for all "household purposes" and that meets all applicable water quality standards. See "-Liquidity and Capital Resources-Failure to Obtain Adequate Rate Relief" for a discussion of the adverse effects on the Company if adequate rate relief were denied.

    The magnitude of  the  projected  rate  increases  that  will be required to enable PG&W to fully recover its capital expenditures associated with the construction of the water treatment plants will be significant. Prior to the construction of the plants, the average annual cost of water to PG&W's customers receiving nonfiltered water was approximately $143. The average annual cost of water to PG&W's residential customers, all of whom are now receiving filtered water (except for several hundred who are supplied with ground water from wells), was approximately $340 as of March, 1995. PG&W anticipates that this cost will increase to approximately $460 in the latter part of this decade, at which time PG&W expects to have been allowed by the PPUC to fully reflect in rates its costs associated with the filtration of its water supplies. PG&W believes that these levels of increases, in terms of percentages, will not be inconsistent with those that will be experienced by other water utilities required to make a similar transition to filtered water; however, the level of rates that PG&W expects to seek in future rate increases will be such that the PPUC may question the "affordability" of such rates and may also require that any rate increases be phased-in over a period of time in order to reduce consumer "rate shock." While the Company expects that the PPUC will grant PG&W adequate rate relief in a timely manner, there can be no assurance that the PPUC will take such action.

    Scranton Area. By Order adopted March 22, 1991, the PPUC granted PG&W an approximate 110% rate increase effective March 23, 1991, for the Scranton Water Rate Area that was designed to produce $15.0 million of additional annual revenue to be phased-in over a two-year period under the terms of a qualified phase-in plan, pursuant to Financial Accounting Standards Board ("FASB") Statement 92 entitled "Regulated Enterprises-Accounting for Phase-in Plans." In accordance with said Order, PG&W deferred the billing of $4.7 million of the increased revenue recorded during the period March 23, 1991, through March 22, 1992. Effective March 23, 1992, PG&W began to bill such $4.7 million by means of a surcharge that will be in effect during the period through March 22, 2001, and as of December 31, 1994, $1.4 million had been so billed to its Scranton Water Rate Area customers.

    Crystal Lake Service Area. On June 30, 1992, PG&W filed an application with the PPUC seeking a water rate increase, designed to produce $4.4 million in additional annual revenue. This rate increase request involved the approximately 5,000 customers in the Spring Brook Water Rate Area served exclusively by the Crystal Lake Water Treatment Plant, which became fully operational in August, 1992. On December 15, 1992, PG&W and certain parties filing objections to the rate increase request reached a settlement providing for an approximate 130% rate increase designed to produce $2.0 million of additional annual revenue to be phased-in over a two-year period under the terms of FASB Statement 92. The settlement provided that $1.1 million of the increased revenue (an approximate 72% increase in rates) was to be realized through an immediate rate increase and that the remaining $900,000 in increased revenue (an additional 58% increase in rates) was to be realized through another rate increase one year later (i.e., at the beginning of year two of the phase-in period). The settlement also specified that the $900,000 in revenue that would be deferred during the first year of the phase-in period, as well as an approximate $243,000 in related carrying charges, was to be collected from customers in the form of a surcharge in years three through five of the phase-in period. By Order adopted February 25, 1993, the PPUC approved the settlement effective March 9, 1993.

    In accordance with the provisions of FASB Statement 92, PG&W commenced recording the entire $2.0 million increase in annual revenue allowed by the PPUC as additional revenue beginning March 9, 1993, along with the related carrying charges on revenue deferred in accordance with the phase-in plan. However, pursuant to the terms of the settlement, PG&W deferred the billing of approximately $900,000 of the increased revenue recorded during the first year of the phase-in period (i.e., the period March 9, 1993, through March 8, 1994). Effective March 9, 1995, PG&W began to bill, by means of the surcharge that will be in effect in years three through five of the phase-in period, the approximate $900,000 that has been so deferred, as well as the related carrying charges.

    Scranton Area. On September 25, 1992, PG&W filed an application with the PPUC seeking a water rate increase, designed to produce $9.9 million in additional annual revenue. This rate increase request involved the approximately 56,000 customers in PG&W's Scranton Water Rate Area at such date. By Order entered June 23, 1993, the PPUC rejected the proposed rate increase in its entirety "due to inadequate service" (i.e., water quality). However, by the same Order, the PPUC granted PG&W the alternative of a rate increase designed to produce an additional $5.0 million in annual revenue, provided that PG&W dedicate the entire increase to augment the improvements to its water distribution system until "the demonstration by [PG&W] to [the PPUC] that it is providing adequate service." PG&W accepted this alternative and placed such $5.0 million rate increase into effect as of June 23, 1993.

    On August 19, 1993, the PPUC approved a settlement agreement (the "Settlement Agreement") resolving certain disputed issues relating to its June 23, 1993, Order. The Settlement Agreement provided, among other things, for (i) modification by the PPUC of its June 23, 1993, Order to reduce the amount of the revenue increase that it ordered be dedicated to distribution system improvements by the related income taxes and other expenses and the $319,000 additional expense for retiree health care and life insurance benefits that the PPUC allowed PG&W in its revenues (which resulted in the requirement for an additional annual expenditure for distribution system improvements by PG&W of $2.5 million), (ii) the agreement by PG&W (with which it was in compliance as of December 31, 1994) to spend a total of $4.9 million annually (an additional $2.5 million over its actual average annual expenditure of $2.4 million during the three-year period ended June 30, 1993) for distribution system improvements in the Scranton Water Rate Area until the PPUC is satisfied that PG&W is providing adequate service, (iii) the modification by the PPUC of its June 23, 1993, Order to restore the Hollister Reservoir to PG&W's rate base, and (iv) the withdrawal by PG&W and the Office of Consumer Advocate (the "OCA") of their appeals to the Commonwealth Court of Pennsylvania regarding the PPUC's June 23, 1993, Order.

    Ceasetown and Watres Service Areas. On April 29, 1993, PG&W filed an application with the PPUC seeking a water rate increase, designed to produce $19.5 million in additional annual revenue. This rate increase request involved approximately 59,300 customers in PG&W's Spring Brook Water Rate Area, principally those customers (i) served by the Ceasetown Water Treatment Plant which was placed in service on March 31, 1993, (ii) served by the Watres Water Treatment Plant which was placed in service on September 30, 1993, (iii) served jointly by the Ceasetown and Watres Water Treatment Plants, and (iv) who are served exclusively by the Nesbitt Water Treatment Plant. On September 23, 1993, PG&W, the PPUC Office of Trial Staff, the OCA and the Office of Small Business Advocate filed a settlement petition (the "Settlement Petition") with the Administrative Law Judge ("ALJ") assigned to conduct the investigation of the rate increase request. This Settlement Petition provided for an overall 119% rate increase involving approximately 44,900 customers, principally those served either exclusively or jointly by the Ceasetown and Watres Water Treatment Plants, that was designed to produce $11.9 million of additional annual revenue to be phased-in over a two-year period under the terms of a qualified phase-in plan, pursuant to FASB Statement 92. Under the terms of the Settlement Petition, except for approximately 200 customers who were previously served jointly by the Hillside and Nesbitt Water Treatment Plants, none of the approximately 14,600 customers served exclusively by the Nesbitt Water Treatment Plant would receive an increase. The Settlement Petition further provided that $6.4 million of the increased revenue (an approximate 65% increase in rates) was to be realized through an immediate rate increase and that the remaining $5.5 million of the increased revenue (an additional 54% increase in rates) was to be realized through a further rate increase one year later (i.e., at the beginning of year two of the phase-in period). The Settlement Petition also specified that the $5.5 million in revenue that was to be deferred during the first year of the phase-in period, as well as an approximate $1.3 million in related carrying charges, was to be collected from customers in the form of a surcharge in years three through five of the phase-in period. By Order adopted December 15, 1993, the PPUC approved the Settlement Petition effective December 16, 1993.

    In accordance with the provisions of FASB Statement 92, PG&W commenced recording the entire $11.9 million increase in annual revenue allowed by the PPUC as additional revenue beginning December 16, 1993, along with the related carrying charges on revenue deferred in accordance with the phase-in plan. However, pursuant to the terms of the settlement, PG&W deferred the billing of $5.3 million of the increased revenue recorded during the first year of the phase-in period (i.e., the period December 16, 1993, through December 15, 1994). The amount so deferred was $200,000 less than the $5.5 million originally estimated because of slightly lower than anticipated consumption. Effective December 16, 1995, PG&W will begin to bill the $5.3 million that had been so deferred, as well as the related carrying charges, by means of the surcharge that will be effective in years three through five of the phase-in period.

    Effects of Inflation. When utility property reaches the end of its useful life and must be replaced, PG&W will incur replacement costs in amounts that due to the effects of inflation would materially exceed either the original cost or the accrued depreciation of such property as reflected on its books of account. However, the cost of such replacement property would be includable in PG&W's rate base, and PG&W would be entitled to recover depreciation expense and earn a return thereon, to the extent that its investment in such property was prudently incurred and the property is used and useful in furnishing public utility service.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

    The liquidity of the Company is influenced significantly by the capital intensive nature of PG&W's operations and the ratemaking practices of the PPUC, which together effectively require external financing of a substantial portion of PG&W's construction expenditures. Additionally, because of the seasonal nature of its gas utility operations and the ratemaking practices of the PPUC regarding the recovery of purchased gas costs (see "-Rate Matters-Gas Rate Filings"), it is necessary for PG&W to finance its gas purchases and increases in its customer accounts receivable with bank borrowings during certain periods of the year.

    PG&W's ability to generate sufficient internal funds and to obtain the external funds that are required for its operations and construction expenditures is influenced significantly by the timing and amount of rate relief it is granted. Nonetheless, the Company believes that PG&W will be granted sufficient rate relief to enable it to meet its future anticipated capital requirements, particularly in view of the increases in annual water revenue aggregating $35.8 million which PG&W has been granted by the PPUC since 1991 with respect to customers being supplied with filtered water. The Company also believes that PG&W will be allowed additional rate increases by the PPUC for its approximately 132,500 water customers, all of whom are now receiving filtered water (except for several hundred who are supplied with ground water from wells), because of the relatively low level of earnings that PG&W is realizing from its water utility operations and its expectation that with filtration and further distribution system improvements, water quality should be less of a concern in its requests for water rate increases. See "-Construction Expenditures and Related Financing" and "-Failure to Obtain Adequate Rate Relief."

    The Company relies on a number of sources, primarily cash dividends from PG&W, to provide the funds necessary to pay dividends on its common stock, to pay interest on its outstanding debt, and to meet all of its other obligations (other than the repayment of debt for which the Company principally relies upon periodic refinancings or sales of securities).

    Because of limitations imposed by the terms of PG&W's Restated Articles of Incorporation, as amended, PG&W is prohibited, without the consent of the holders of a majority of the outstanding shares of its preferred stock, from issuing more than $12.0 million of unsecured debt due on demand or within one year from issuance. PG&W had no unsecured debt due on demand or within one year from issuance outstanding as of December 31, 1994.

    In addition, PG&W is prohibited from paying any dividends to the Company in the event of a default under certain of its debt instruments or failure to make any required dividend payments due holders of PG&W's preferred stock. Furthermore, any failure by PG&W to pay preferred stock dividends for four consecutive quarters would permit the holders of the PG&W preferred stock to elect a majority of the directors of PG&W.

    The Company believes that PG&W will be able to raise in a timely manner such funds as are required for its future construction expenditures, refinancings and other working capital requirements.

Interim Financing Practices

    It is the practice of PG&W to use bank borrowings to finance certain of its construction expenditures pending the periodic issuance of stock and long-term debt. Additionally, because of the seasonal nature of its gas utility operations and the ratemaking practices of the PPUC regarding the recovery of purchased gas costs (see "-Rate Matters-Gas Rate Filings"), it is necessary for PG&W to finance its gas purchases and increases in its customer accounts receivable with bank borrowings during certain periods of the year.

    In order to so finance construction expenditures and to meet its seasonal borrowing requirements, PG&W has made arrangements for a total of $67.5 million of unsecured revolving bank credit. Specifically, PG&W has entered into a revolving bank credit agreement (the "Credit Agreement") with a group of six banks under the terms of which $60.0 million is available for borrowing by PG&W. The Credit Agreement terminates on May 31, 1996, at which time any borrowings outstanding thereunder are due and payable. The interest rate on borrowings under the Credit Agreement is generally less than prime. The Credit Agreement also requires the payment of a commitment fee of 0.195% per annum on the average daily amount of the unused portion of the available funds. As of March 10, 1995, $35.0 million of borrowings were outstanding under the Credit Agreement.

    PG&W currently has three additional bank lines of credit with an aggregate borrowing capacity of $7.5 million which provide for borrowings at interest rates generally less than prime. Borrowings outstanding under two of these bank lines of credit with borrowing capacities of $2.0 million and $3.0 million mature on May 31, 1995, and June 30, 1995, respectively. Borrowings outstanding under the third bank line of credit with a borrowing capacity of $2.5 million
mature on May  31,  1996.    As  of  March  10,  1995,  PG&W had $3.9 million
of borrowings outstanding under these additional bank lines of credit. Prior to their respective maturities, PG&W intends to renew the $7.5 million of these bank lines of credit.

Current Maturities of Long-Term Debt and Preferred Stock

    As of December 31, 1994, $3.8 million of PG&W preferred stock and long-term debt was required to be repaid within twelve months. Such amount included $3.0 million of borrowings that were outstanding under PG&W's bank lines of credit as of such date.

    The Company believes that PG&W will have sufficient cash flow and borrowing capacity to repay current maturities of its preferred stock and long-term debt and to meet its other obligations based on its present earnings and financing capabilities, capitalization and banking arrangements and relationships.
Likewise, the Company believes it has sufficient cash flow and borrowing capacity, based on its equity ownership of PG&W and its other subsidiaries and the earnings power of those companies, to meet its obligations. However, since most of the Company's cash flow is derived from dividends from PG&W, any inability of PG&W to pay sufficient dividends to the Company would have a material adverse effect on the Company's liquidity.

Long-Term Debt and Capital Stock Financings

    Both the Company and PG&W periodically engage in long-term debt and capital stock financings in order to obtain funds required for construction expenditures, the refinancing of existing debt and various working capital purposes. Set forth below is a summary of such financings, exclusive of interim bank borrowings, consummated by the Company and PG&W since the beginning of 1993.

    During 1993 and 1994, PG&W utilized $15.9 million and $9.8 million, respectively, of the proceeds from the issuance by the Luzerne County Industrial Development Authority (the "Authority") on December 22, 1992, of $30.0 million of its 1992 Series B Bonds and with respect to which PG&W issued $30.0 million of its 7.125% First Mortgage Bonds to the PNC Bank (formerly Northeastern Bank of Pennsylvania) as trustee (the "IDA Trustee") for the 1992 Series B Bonds, as security for the 1992 Series B Bonds. The proceeds from the issuance of the 1992 Series B Bonds were deposited in a construction fund held by the IDA
Trustee for the Authority's 1992 Series B Bonds, pending their utilization to finance the construction of various additions and improvements to PG&W's water facilities for which construction commenced subsequent to September 23, 1992. As of December 31, 1994, $3.4 million of the proceeds (including investment income) was held by the IDA Trustee and was available to finance the future construction of qualified water facilities for PG&W.

    In addition, during 1993, PG&W assumed $812,000 of indebtedness to the Pennsylvania Infrastructure Investment Authority (an agency of the Commonwealth of Pennsylvania known as "PENNVEST") in connection with its acquisition of the assets and operations of two small water companies. Also, during 1993 and 1994, PG&W borrowed $1.6 million and $695,000 respectively, under the terms of a water facility loan agreement with PENNVEST dated December 3, 1992, relative to such acquisition. A total of $2.6 million is being made available to PG&W pursuant to the PENNVEST loan agreement, of which $270,000 remained available as of December 31, 1994, for borrowing by PG&W.

    On October 20, 1993, the Company issued 1,250,000 shares of its common stock for aggregate net proceeds of $31.9 million. The net proceeds from the issuance of these shares of common stock were used by the Company to purchase common stock of PG&W. PG&W utilized the $31.9 million so received from the Company to repay bank borrowings. These borrowings had been incurred primarily to finance construction expenditures.

    On December 21, 1993, the Authority issued $19.0 million of its Exempt Facilities Revenue Refunding Bonds, 1993 Series A (Pennsylvania Gas and Water Company Project) (the "1993 Series A Bonds") and, in connection therewith, PG&W issued $19.0 million of its 6.05% Series First Mortgage Bonds to the IDA Trustee for the 1993 Series A Bonds, as security for the 1993 Series A Bonds. PG&W will make payments to the IDA Trustee pursuant to the 6.05% Series First Mortgage Bonds in amounts sufficient and at the times necessary to pay the debt service requirements on the 1993 Series A Bonds. The proceeds from the issuance of the 1993 Series A Bonds, along with additional funds provided by PG&W, were deposited with the IDA Trustee for the Authority's $19.0 million Exempt
Facilities Revenue Bonds, 1989 Series A (Pennsylvania Gas and Water Company Project) (the "1989 Series A Bonds") on December 21, 1993, for use in redeeming the 1989 Series A Bonds on January 1, 1994. The deposit of such funds acted to discharge all of PG&W's obligations with respect to its 7%, 1989 Series A Note in the principal amount of $19.0 million which had been issued to the IDA Trustee in connection with the 1989 Series A Bonds and which was subject to repayment on January 1, 1994.

    On May 31, 1994, the Company borrowed $20.0 million pursuant to a five-year term loan agreement (the "Term Loan Agreement"), which matures on May 31, 1999. Borrowings under the Term Loan Agreement bear interest at LIBOR ("London Interbank Offered Rates") plus one-half of one percent (6.5625% as of March 10,
1995). Under the provisions of the Term Loan Agreement, the Company can choose interest rate periods of one, two, three or six months. The Company utilized the proceeds from such loan to purchase $20.0 million of PG&W common stock. PG&W used a portion of the proceeds it so received to redeem $15.0 million of its 9.50% cumulative preferred stock and to fund the $534,375 premium in connection with such redemption. The remaining $4.5 million of proceeds were used by PG&W to repay a portion of its bank borrowings and for working capital purposes.

    On July 28, 1994, the Company implemented a Customer Stock Purchase Plan (the "Customer Plan") which provides the residential customers of PG&W with a method of purchasing newly-issued shares of the Company's common stock at a 5% discount from the market price. On October 3, 1994, the Company issued 59,537 shares of its common stock for an aggregate consideration of $1.7 million with respect to payments received pursuant to the Customer Plan during the September, 1994, subscription period. Additionally, on January 3, 1995, the Company issued 45,360 shares of its common stock for an aggregate consideration of $1.2 million with respect to payments received pursuant to the Customer Plan during the December, 1994, subscription period. The proceeds from the issuance of shares through the Customer Plan are used by the Company to purchase common stock of PG&W.

    Through the Company's Dividend Reinvestment and Stock Purchase Plan ("DRP"), holders of shares of the Company's common stock may reinvest cash dividends and/or make cash investments in the common stock of the Company. Under the DRP, 62,271 shares ($1.8 million), 15,988 shares ($465,000) and 14,129 shares
($385,000) of common stock were issued during 1994, 1993 and 1992, respectively. Additionally, on January 3, 1995, the Company issued 51,565 shares of its common stock for an aggregate consideration of $1.3 million with respect to cash investments made pursuant to the DRP during the fourth quarter of 1994. The Company uses the proceeds from the DRP to purchase common stock of PG&W. The DRP was amended on May 5, 1994, to provide the Company's shareholders with a method of reinvesting cash dividends and making cash investments to purchase newly-issued shares of the Company's common stock at a 5% discount from the market price. Prior to such amendment, cash dividends were reinvested at 100% of the market price in newly-issued shares and cash investments were used to purchase shares of the Company's common stock on the open market.

    Under the Company's Employees' Savings Plan (a section 401(k) plan) which became effective January 1, 1992, the Company issued an additional 18,100 shares ($540,000) in 1994, 16,478 shares ($481,000) in 1993 and 4,871 shares ($136,000)
of common stock in 1992.

    On November 15, 1994, the Authority issued $30.0 million of its Exempt Facilities Revenue Refunding Bonds, 1994 Series A (Pennsylvania Gas and Water Company Project) (the "1994 Series A Bonds") and in connection therewith, PG&W issued $30.0 million of its 7% Series First Mortgage Bonds. PG&W will make payments to the IDA Trustee pursuant to the 7% Series First Mortgage Bonds in amounts sufficient and at the times necessary to pay the debt service requirements on the 1994 Series A Bonds. The proceeds from the issuance of the 1994 Series A Bonds, along with additional funds provided by PG&W, were deposited with the IDA Trustee for the Authority's Exempt Facilities Revenue Bonds, 1987 Series B (Pennsylvania Gas and Water Company Project) (the "1987 Series B Bonds") on November 15, 1994, for use in redeeming the 1987 Series B Bonds on December 1, 1994. The deposit of such funds acted to discharge all of PG&W's obligations with respect to its 8%, 1987 Series B Note in the principal amount of $30.0 million which had been issued to the IDA Trustee in connection with the 1987 Series B Bonds and which was subject to repayment on December 1, 1994.

    PG&W's rated first mortgage bonds are currently rated BBB- (investment grade) by Standard & Poor's Corporation ("S&P"), Baa3 (investment grade) by Moody's Investors Services ("Moody's") and Class 2 by the National Association of Insurance Commissioners ("NAIC"). On July 25, 1994, S&P said PG&W's outlook was "stable" and that "continued, though slow financial improvement is expected with the phase-in of water rate relief." However, S&P noted that "significant capital expenditures and an excessive dividend payout...will continue to challenge management over the intermediate term."

    If PG&W's rated first mortgage bonds are downgraded below Class 2 (i.e., below investment grade) by the NAIC, this downgrade would cause the stated interest rate on PG&W's $50.0 million of 9.57% Series First Mortgage Bonds due 1996 to increase to 11.17% per annum (which increase would cost PG&W $800,000 per year in additional interest expense, exclusive of tax benefits). Also, any downgrading of PG&W's rated first mortgage bonds below investment grade by both S&P and Moody's would result in the interest rate charged on borrowings under the Credit Agreement being increased by one quarter percent per annum (which increase could cost PG&W as much as $150,000 per year in additional interest expense, exclusive of tax benefits, depending on the amount of borrowings outstanding under the Credit Agreement). Additionally, any downgrading of PG&W's rated first mortgage bonds by S&P, Moody's or the NAIC could have a material adverse effect on the cost and difficulty of issuing additional debt, which in turn could significantly impair the Company's and PG&W's ability to refinance debt and fund future capital expenditures. See "-Failure to Obtain Adequate Rate Relief."

Construction Expenditures and Related Financing

    Expenditures for the construction of utility plant during the period 1992 through 1994 were as follows:
[CAPTION]
                            Water             Gas
              Year       Facilities       Facilities        Total
                                    (Thousands of Dollars)
              [S]        [C]              [C]              [C]
              1992       $   44,352       $   12,669       $ 57,021
              1993           32,575           13,325         45,900
              1994           19,321           17,455         36,776
                         $   96,248 *     $   43,449       $139,697

    * Includes $30.5 million, $20.7 million and $2.1 million, expended in 1992, 1993 and 1994, respectively, for various water supply and treatment facilities and associated distribution system improvements constituting part of the program that PG&W adopted in 1986 for filtering all of its regularly used water supplies.

    Approximately $13.2 million of PG&W's expenditures for the construction of water facilities during 1994 were financed with proceeds from the issuance of the Authority's 1992 Series B Bonds being held by the IDA Trustee for the benefit of PG&W and with revenues from the water rate increase for Scranton Water Rate Area which was effective June 23, 1993 (the "Scranton Area Water Rate Increase") (see "-Rate Matters-Water Rate Filings-Scranton Area"). The balance ($6.1 million) of PG&W's expenditures for the construction of water facilities during 1994, as well as its expenditures for the construction of gas facilities during 1994, were financed with internally-generated funds and bank borrowings, pending the periodic issuance of stock and long-term debt.

    The Company estimates that PG&W's capital expenditures for 1995 through 1997 will total $147.7 million, of which $74.5 million will involve the construction of water facilities and $73.2 million will involve the construction of gas facilities. The Company anticipates that a portion of such water facilities will be financed with the $3.4 million of proceeds from the issuance of the Authority's 1992 Series B Bonds held by the IDA Trustee as of December 31, 1994, for the benefit of PG&W and with $7.5 million of revenues from the Scranton Area Water Rate Increase, while the balance of its expenditures for water facilities ($63.6 million), as well as its expenditures for gas facilities, will be financed with approximately $25.0 million from the issuance of a term loan in 1995, $29.5 million in 1996 from purchase by the Company of PG&W's common stock (such purchase to be funded by the Company from the proceeds of $29.5 million of common stock which it expects to issue in 1996), $50.0 million from the issuance of another series of first mortgage bonds in 1997, proceeds from the Customer Plan and DRP, and internally generated funds.

    Neither the Company nor PG&W has made any formal arrangements for such proposed future debt or stock financings and there can be no assurance that any commitments for such proposed future debt or stock financings will be available on terms acceptable to the Company or PG&W or that such proposed financings will be consummated. The failure to consummate such proposed financings could have a material adverse effect on the Company and PG&W.

Failure to Obtain Adequate Rate Relief

    If PG&W is unable to obtain adequate rate relief in future rate increase applications filed with the PPUC, the Company would be forced to restrict its cash expenditures by, among other actions, possibly reducing dividends on its common stock, and PG&W would be forced to restrict its cash expenditures by, among other actions, curtailing or deferring work on various capital projects, all of which could negatively impact the quality and reliability of services rendered to the public by PG&W.

    Notwithstanding the PPUC's decision in its June 23, 1993, Order (see "-Rate Matters-Water Rate Filings"), the Company believes PG&W will be able to obtain adequate future rate relief, although there can be no assurance that such rate relief will be obtained. However, if PG&W were unable to obtain adequate rate relief from the PPUC under circumstances where PG&W believed that it is entitled as a matter of law to such rate relief, PG&W would file appropriate appeals with the Commonwealth Court of Pennsylvania, claiming that, contrary to law, the PPUC by its actions had denied PG&W an opportunity to earn a fair rate of return on its prudent investment in property which is used and useful in providing public utility service.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Pennsylvania Enterprises, Inc.:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of Pennsylvania Enterprises, Inc. (a Pennsylvania corporation) and subsidiaries (the "Company") as of December 31, 1994 and 1993, and the related consolidated statements of income, common shareholders' investment, and cash flows for each of the three years in the period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania Enterprises, Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

As discussed in Notes 1 and 9, effective January 1, 1993, the Company changed its method of accounting for income taxes and postretirement benefits other than pensions pursuant to standards promulgated by the Financial Accounting Standards Board.






                                                 ARTHUR ANDERSEN LLP


New York, N.Y.
February 17, 1995

                  PENNSYLVANIA ENTERPRISES, INC. AND SUBSIDIARIES

                         CONSOLIDATED STATEMENTS OF INCOME

                                                      Year Ended December 31,
                                                   1994         1993       1992
                                                       (Thousands of Dollars)
OPERATING REVENUES:
  Gas                                            $ 167,992   $ 153,325   $ 143,227
  Water                                             66,731      53,363      48,651
      Total operating revenues                     234,723     206,688     191,878

OPERATING EXPENSES:
  Cost of gas                                       98,653      86,557      77,720
  Other operation expenses                          40,153      38,859      37,971
  Maintenance                                       10,093       9,341       8,677
  Depreciation                                      14,339      12,299      10,856
  Deferred treatment plant costs, net                  581      (1,532)       (294)
  Income taxes                                      11,140       7,883       7,373
  Other taxes                                       16,073      16,019      14,730
      Total operating expenses                     191,032     169,426     157,033

OPERATING INCOME                                    43,691      37,262      34,845

OTHER INCOME, NET (Note 3)                             202         673          26

INCOME BEFORE INTEREST CHARGES                      43,893      37,935      34,871

INTEREST CHARGES:
  Interest on long-term debt                        24,899      23,536      21,270
  Other interest                                     1,793       2,641       4,307
  Allowance for borrowed funds used
    during construction                               (255)     (1,482)     (1,773)
  Deferred treatment plant carrying
    charges                                              -      (1,207)       (461)
      Total interest charges                        26,437      23,488      23,343

INCOME BEFORE SUBSIDIARY'S
  PREFERRED STOCK DIVIDENDS                         17,456      14,447      11,528

SUBSIDIARY'S PREFERRED STOCK DIVIDENDS               4,639       6,462       5,065

NET INCOME                                       $  12,817   $   7,985   $   6,463

COMMON STOCK:
  Earnings per share of common stock (Note 4):
    Before premium on redemption of subsidiary's
      preferred stock                            $    2.35   $    1.82   $    1.61
    Premium on redemption of subsidiary's
      preferred stock                                 (.18)          -           -
    Earnings per share of common stock           $    2.17   $    1.82   $    1.61

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING    5,456,568   4,394,953   4,011,098


The accompanying notes are an integral part of the consolidated financial statements.


                PENNSYLVANIA ENTERPRISES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS


                                                              December 31,

                                                          1994          1993
                                                        (Thousands of Dollars)
ASSETS

UTILITY PLANT:
  Gas plant, at original cost less
    acquisition adjustments of $386,000                 $260,679      $245,969
  Water plant, at original cost plus
    acquisition adjustments of $14,572,000, and
      $14,577,000, respectively                          376,735       360,996
  Common plant, at original cost                          26,118        26,212
                                                         663,532       633,177
  Accumulated depreciation                               (94,461)      (86,287)
                                                         569,071       546,890


OTHER PROPERTY AND INVESTMENTS:
  Restricted funds held by trustee (Note 6)                3,401        12,853
  Other                                                    3,481         3,841
                                                           6,882        16,694

CURRENT ASSETS:
  Cash and cash equivalents                                  330         2,749
  Restricted cash - common stock subscribed (Note 4)       2,532             -
  Accounts receivable -
    Customers                                             23,504        21,552
    Others                                                 1,474         1,325
    Reserve for uncollectible accounts                    (1,315)       (1,229)
  Accrued utility revenues                                13,299        16,123
  Materials and supplies, at average cost                  4,132         3,593
  Gas held by suppliers, at average cost                  20,025        26,650
  Deferred cost of gas and supplier refunds, net           8,475        12,752
  Prepaid expenses and other                               2,544         2,038
                                                          75,000        85,553


DEFERRED CHARGES:
  Deferred taxes collectible                              55,410        51,382
  Natural gas transition costs collectible (Note 2)        4,099             -
  Unamortized debt expense                                 8,849         7,009
  Deferred treatment plant costs
    and carrying charges                                   9,548        10,129
  Deferred water utility billings (Note 2)                 8,908         3,885
  Other                                                    7,610         7,754
                                                          94,424        80,159



TOTAL ASSETS                                            $745,377      $729,296

The accompanying notes are an integral part of the consolidated financial statements.


                   PENNSYLVANIA ENTERPRISES, INC. AND SUBSIDIARIES

                             CONSOLIDATED BALANCE SHEETS

                                                              December 31,
                                                          1994          1993
                                                        (Thousands of Dollars)
CAPITALIZATION AND LIABILITIES

CAPITALIZATION (see accompanying statements):
  Common shareholders' investment (Notes 4 and 7)       $172,012      $165,775
  Preferred stock of PG&W (Note 5) -
    Not subject to mandatory redemption, net              33,615        33,615
    Subject to mandatory redemption                        1,760        31,840
  Long-term debt (Note 6)                                361,605       296,112
                                                         568,992       527,342


CURRENT LIABILITIES:
  Current portion of long-term debt and
    preferred stock subject to mandatory
    redemption (Notes 5, 6 and 8)                          3,810        38,664
  Notes payable to bank (Note 8)                               -         2,000
  Accounts payable                                        17,781        23,286
  Accrued general business and realty taxes                3,815         3,599
  Accrued income taxes                                     3,136         4,954
  Accrued interest                                         4,853         4,164
  Accrued natural gas transition costs (Note 2)            2,356             -
  Other                                                    3,458         2,442
                                                          39,209        79,109


DEFERRED CREDITS:
  Deferred income taxes                                   96,912        86,951
  Accrued natural gas transition costs (Note 2)            3,250             -
  Unamortized investment tax credits                       8,943         9,183
  Advances for construction                               11,349        10,985
  Contributions in aid of construction                    10,207         9,810
  Operating reserves                                       2,383         1,863
  Other                                                    4,132         4,053
                                                         137,176       122,845




COMMITMENTS AND CONTINGENCIES (Notes 10 and 11)







TOTAL CAPITALIZATION AND LIABILITIES                    $745,377      $729,296

The accompanying notes are an integral part of the consolidated financial statements.


                   PENNSYLVANIA ENTERPRISES, INC. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                        Year Ended December 31,
                                                      1994       1993       1992
                                                        (Thousands of Dollars)
CASH FLOW FROM OPERATING ACTIVITIES:
  Net income                                        $ 12,817   $  7,985   $  6,463
  Effects of noncash charges (credits) to income -
    Depreciation                                      14,365     12,324     10,875
    Deferred income taxes, net                         5,898      1,698      2,068
    Provisions for self insurance                      1,695      1,800      1,196
    Deferred treatment plant costs and carrying
      charges, net                                       581     (3,560)      (756)
    Allowance for equity funds used during
      construction                                       (40)      (734)         -
    Deferred water utility billings                   (5,574)      (582)      (969)
    Other, net                                         3,841      4,773      3,047
  Changes in working capital, exclusive of cash
   and current portion of long-term debt -
    Accounts receivable and accrued utility
      revenues                                         1,338     (2,763)    (2,664)
    Gas held by suppliers                              6,625     (5,038)    (1,586)
    Accounts payable                                  (4,375)    (1,233)     2,687
    Deferred cost of gas and supplier refunds, net     5,784    (13,307)   (11,429)
    Other current assets and liabilities, net           (664)       648      2,558
  Other operating items, net                          (6,390)    (3,277)    (2,162)
      Net cash provided by (used for) operating
        activities                                    35,901     (1,266)     9,328

CASH FLOW FROM INVESTING ACTIVITIES:
  Additions to utility plant (net of allowance for
    equity funds used during construction)           (37,940)   (46,526)   (58,324)
  Other, net                                           2,226      1,493      2,030
      Net cash used for investing activities         (35,714)   (45,033)   (56,294)

CASH FLOW FROM FINANCING ACTIVITIES:
  Issuance of common stock                             3,887     32,807     29,284
  Common stock subscribed, net (Note 4)                2,515          -          -
  Issuance of preferred stock of PG&W                      -          -     23,615
  Redemption of preferred stock of PG&W              (30,080)   (10,080)       (80)
  Dividends on common stock                          (12,002)    (9,805)    (9,063)
  Issuance of long-term debt                          50,723     20,661    139,826
  Repayment of long-term debt                        (38,584)   (31,485)   (57,371)
  Restricted funds held by trustee for
   benefit of PG&W (Note 6)                            9,753     15,868    (27,994)
  Net increase (decrease) in bank borrowings          15,370     32,247    (45,167)
  Other, net                                          (4,188)    (2,228)    (5,748)
      Net cash provided by (used for) financing
        activities                                    (2,606)    47,985     47,302

NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                         (2,419)     1,686        336
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR         2,749      1,063        727
CASH AND CASH EQUIVALENTS AT END OF YEAR            $    330   $  2,749   $  1,063

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for:

                                        F-24

    Interest (net of amount capitalized)            $ 24,622   $ 23,992   $ 19,180
    Income taxes                                    $  7,460   $  6,931   $  3,815

The accompanying notes are an integral part of the consolidated financial statements.




















































                     PENNSYLVANIA ENTERPRISES, INC. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF CAPITALIZATION

                                                          December 31,
                                                   1994                1993
                                                    (Thousands of Dollars)
COMMON SHAREHOLDERS' INVESTMENT (Notes 4 and 7):
  Common stock, no par value
    (stated value $10 per share)
    Authorized - 15,000,000 shares
    Outstanding - 5,553,915 shares and
      5,414,007 shares, respectively             $ 55,539            $ 54,140
  Common stock subscribed                           2,515                   -
  Additional paid-in capital                       45,493              43,005
  Retained earnings                                68,465              68,630
     Total common shareholders' investment        172,012    30.2%    165,775    31.4%

PREFERRED STOCK of PG&W, par value $100 per share
   Authorized - 997,500 shares (Note 5):
    Not subject to mandatory redemption, net -
      4.10% cumulative preferred,
        100,000 shares issued                      10,000              10,000
      9% cumulative preferred,
        250,000 shares outstanding, net of
        issuance costs                             23,615              23,615
     Total preferred stock not subject to
        mandatory redemption, net                  33,615     5.9%     33,615     6.4%
    Subject to mandatory redemption -
      5.75% cumulative preferred, 18,400 and
        19,200 shares outstanding, respectively     1,840               1,920
      8.90% cumulative preferred, 150,000 shares
        outstanding in 1993                             -              15,000
      9.50% 1988 series cumulative preferred,
        150,000 shares outstanding in 1993              -              15,000
      Less current redemption requirements            (80)                (80)

     Total preferred stock subject to
        mandatory redemption                        1,760     0.3%     31,840     6.0%

LONG-TERM DEBT (Note 6):
  First mortgage bonds                            237,535             207,745
  Notes                                           115,380             107,698
  Other                                            12,420              19,253
  Less current maturities and sinking
    fund requirements                              (3,730)            (38,584)
     Total long-term debt                         361,605    63.6%    296,112    56.2%

TOTAL CAPITALIZATION                             $568,992   100.0%   $527,342   100.0%







The accompanying notes are an integral part of the consolidated financial statements.


                  PENNSYLVANIA ENTERPRISES, INC. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' INVESTMENT

               FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                          Common   Additional
                                Common    Stock     Paid-In   Retained
                                 Stock  Subscribed  Capital   Earnings   Total
                                            (Thousands of Dollars)
Balance at December 31, 1991    $27,417 $        - $    9,127 $ 73,421 $109,965

Net income for 1992                   -          -          -    6,463    6,463
Issuance of common stock         13,898          -     13,914        -   27,812
Loss on sale of preferred stock
  of PG&W held in treasury            -          -        (18)     (15)     (33)
Cash dividends on common stock
  ($2.20 per share)                   -          -          -   (9,063)  (9,063)

Balance at December 31, 1992     41,315          -     23,023   70,806  135,144

Net income for 1993                   -          -          -    7,985    7,985
Issuance of common stock         12,825          -     19,982        -   32,807
Premium on redemption of
  preferred stock of PG&W             -          -          -     (356)    (356)
Cash dividends on common stock
  ($2.20 per share)                   -          -          -   (9,805)  (9,805)

Balance at December 31, 1993     54,140          -     43,005   68,630  165,775

Net income for 1994                   -          -          -   12,817   12,817
Issuance of common stock          1,399          -      2,488        -    3,887
Common stock subscribed, net
  (Note 4)                            -      2,515          -        -    2,515
Premium on redemption of
  preferred stock of PG&W             -          -          -     (980)    (980)
Cash dividends on common stock
  ($2.20 per share)                   -          -          -  (12,002) (12,002)

Balance at December 31, 1994    $55,539 $    2,515 $   45,493 $ 68,465 $172,012













The accompanying notes are an integral part of the consolidated financial statements.



                PENNSYLVANIA ENTERPRISES, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries: Pennsylvania Gas and Water Company, Pennsylvania Energy Resources, Inc., Pennsylvania Energy Marketing Company and Theta Land Corporation. All material intercompany accounts have been eliminated in consolidation.

    Pennsylvania Gas and Water Company ("PG&W"), a wholly-owned subsidiary of Pennsylvania Enterprises, Inc., is a regulated public utility subject to the jurisdiction of the Pennsylvania Public Utility Commission ("PPUC") for rate and accounting purposes. PG&W has one wholly-owned subsidiary, Penn Gas Development Co. (PGD), which has not been consolidated since it is insignificant. Prior to October 1, 1994, PG&W had four other wholly-owned subsidiaries, each a small water company, which were not consolidated since they also were insignificant. As of September 30, 1994, these four small water companies were merged into PG&W. The equity method is used to account for PG&W's investment in PGD and was used to account for its investment in the four small water companies prior to their merger into PG&W.

    Utility Plant and Depreciation.    Utility  plant  is  stated at cost, which
represents the original cost  of construction, including payroll, administrative and general costs, an  allowance  for  funds  used  during construction, and the plant acquisition adjustments.  The  plant acquisition adjustments represent the difference between the cost to PG&W of  plant  acquired as a system and the cost of  such  plant  when  first  devoted  to  public  service,  and  are  primarily
attributable to land,  water  rights  and  goodwill.    Except for approximately
$340,000 recorded in 1993 with respect  to water plant, which is being amortized over a ten-year period, the plant acquisition adjustments relate to acquisitions made prior to October 31, 1970,  and  thus  are not required to be amortized for financial reporting  purposes  since  the  Company  believes  there  has been no diminution in their value.  Also, such treatment is consistent with PPUC Orders.

    The allowance for funds used during construction ("AFUDC") is defined as the net cost during the period of construction of borrowed funds used and a reasonable rate upon other funds when so used. Such allowance is charged to utility plant and reported as either other income, net (with respect to the cost of equity funds) or as a reduction of interest expense (with respect to the cost of borrowed funds) in the accompanying consolidated statements of income. AFUDC varies according to changes in the level of construction work in progress and in the sources and costs of capital. The weighted average rate for such allowance was approximately 7% in 1994, 8% in 1993 and 7% in 1992.

    PG&W provides for depreciation on a straight-line basis for gas plant and all common plant. As of December 31, 1994, depreciation was provided on a straight-line basis for approximately 96% of the water plant and on a 4%
compound interest method for the remainder of the water plant. Exclusive of transportation and work equipment, the annual provision for depreciation, as related to the average depreciable original cost of utility plant, resulted in the following percentages:
[CAPTION]
                              1994              1993             1992
            [S]               [C]               [C]              [C]
            Gas               2.48%             2.49%            2.51%
            Water             2.02              1.71             1.57
            Common            7.62              8.06             6.76

    The increase in the annual rate of depreciation relative to water plant in both 1994 and 1993 reflects a change from the 4% compound interest method to the straight-line method of depreciation with respect to certain of that plant, as ordered by the PPUC. Such change in method of depreciation has generally been made as PG&W was allowed to initially increase its rates for customers receiving filtered water service.

    When depreciable property is retired, the original cost of such property is removed from the utility plant accounts and is charged, together with the cost of removal less salvage, to accumulated depreciation. No gain or loss is recognized in connection with retirements of depreciable property, other than in the case of significant involuntary conversions or extraordinary retirements.

    Revenues and Cost of Gas. PG&W bills its customers based on estimated or actual meter readings on a cycle basis. Gas customers and certain water customers, primarily large users, are billed monthly on a cycle that extends throughout the month. Other water customers are billed bi-monthly on cycles that extend over the bi-monthly period. The estimated unbilled amounts from the most recent meter reading dates through the end of the period being reported on are recorded as accrued revenues.

    PG&W generally passes on to its customers increases or decreases in gas costs from those reflected in its tariff charges. In accordance with this procedure, PG&W defers any current under or over-recoveries of gas costs and collects or refunds such amounts in subsequent periods.

    Deferred Charges (Regulatory Assets). PG&W generally accounts for and reports its costs in accordance with the economic effect of rate actions by the PPUC. To this extent, certain costs are recorded as deferred charges pending their recovery in rates. Such deferred charges include, among other amounts, deferred treatment plant costs and carrying charges as more fully discussed in the following paragraphs, certain pre-operating costs relative to PG&W's water treatment plants, costs associated with an early retirement plan and certain preliminary survey and investigation costs. These amounts either relate to previously-issued orders of the PPUC or are of a nature which, in the opinion of the Company, will be recoverable in future rates, based on past actions of the PPUC or other relevant factors.

    Pursuant to an Order of the PPUC entered September 5, 1990, PG&W deferred all operating expenses, including depreciation and property taxes, and the carrying charges (equivalent to the AFUDC) relative to the four new Scranton Area water treatment plants and related facilities from the dates of commercial operation of the plants until March 23, 1991, the effective date of the Scranton Area water rate increase approved by the PPUC on March 22, 1991. By its Order entered June 23, 1993, relative to the Scranton Water Rate Area, the PPUC granted PG&W's request to recover the $5.8 million of costs deferred relative to the Scranton Area water treatment plants and related facilities over a ten-year period beginning June 23, 1993, of which $885,000 had been recovered as of December 31, 1994.

    Similarly, as permitted by an Order of the PPUC entered September 24, 1992, PG&W has deferred all operating expenses, including depreciation and property taxes, and the carrying charges relative to the Crystal Lake Water Treatment Plant and related facilities from August 3, 1992 (the date of commercial operation of that plant), until March 9, 1993, the effective date of the water rate increase approved by the PPUC on February 25, 1993, for customers in PG&W's Spring Brook Water Rate Area served exclusively by the Crystal Lake Water Treatment Plant. Additionally, in accordance with an Order of the PPUC entered July 28, 1993, PG&W deferred all expenses and the carrying charges relative to the Ceasetown and Watres Water Treatment Plants and related facilities, until December 16, 1993, the effective date of the water rate increase for customers served by the Ceasetown and Watres Water Treatment Plants approved by the PPUC on December 15, 1993. A total of $4.6 million of costs relative to these plants and related facilities had been so deferred pursuant to the respective PPUC Orders permitting the deferral of such costs.

    As contemplated by the PPUC's Orders of September 24, 1992, and July 28, 1993, PG&W will seek recovery of these costs, which total $4.6 million, in its next rate increase request relative to the Spring Brook Water Rate Area. Although it cannot be certain, the Company believes that the recovery of such costs by PG&W will be allowed by the PPUC in future rate increases, particularly in view of the PPUC's action allowing the recovery of the costs deferred with respect to the Scranton Area water treatment plants and related facilities.

    The Company also records, as deferred charges, the direct financing costs incurred in connection with the issuance of long-term debt and redeemable preferred stock and equitably amortizes such amounts over the life of such securities.

    Cash and Cash Equivalents. For the purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased, which generally have a maturity of three months or less, to be cash equivalents. Such instruments are carried at cost, which approximates market value.

    Income Taxes. Effective January 1, 1993, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Statement 109, "Accounting for Income Taxes," which superseded previously issued income tax accounting standards. The adoption of FASB Statement 109 did not have a significant effect on PG&W's results of operations. In accordance with the provisions of FASB Statement 109, the Company recorded as of January 1, 1993, an additional deferred tax liability and an asset, representing the probable future rate recovery of the previously unrecorded deferred taxes, primarily relating to certain temporary differences in the basis of utility plant which had not previously been recorded because of the regulatory rate practices of the PPUC.

    The components of the Company's net deferred income tax liability as of December 31, 1994 and 1993, are shown below:
[CAPTION]
                                                       1994         1993
                                                    (Thousands of Dollars)
    [S]                                              [C]          [C]
    Utility plant basis differences                  $94,430      $86,924
    Deferred treatment plant costs, net                4,194        4,460
    Deferred water utility billings                    4,151        1,892
    FERC Order 636 transition costs                    1,371            -
    Contributions and advances for construction       (3,544)      (3,284)
    Alternative minimum tax                           (2,213)      (2,176)
    Operating reserves                                (1,020)        (816)
    Other                                               (457)         (49)

        Net deferred income tax liability            $96,912      $86,951

    The provision for income taxes consists of the following components:
[CAPTION]
                                                  1994       1993       1992
                                                    (Thousands of Dollars)
[S]                                              [C]        [C]        [C]
Included in operating expenses:
      Currently payable -
        Federal                                  $ 3,627    $ 4,538    $ 3,732
        State                                      1,893      1,917      1,888
          Total currently payable                  5,520      6,455      5,620
      Deferred, net -
        Federal                                    5,486      2,535      2,512
        State                                        390       (851)      (503)
          Total deferred, net                      5,876      1,684      2,009
      Amortization of investment tax credits        (256)      (256)      (256)
          Total included in operating expenses    11,140      7,883      7,373

    Included in other income, net:
      Currently payable -
        Federal                                      345         93        153
        State                                        170         35         99
          Total currently payable                    515        128        252
      Deferred, net -
        Federal                                       10          7         53
        State                                         12          6          6
          Total deferred, net                         22         13         59
          Total included in other income, net        537        141        311

          Total provision for income taxes       $11,677    $ 8,024    $ 7,684

    The components of deferred income taxes, which are recorded consistent with the treatment allowed by the PPUC for ratemaking purposes, are as follows:
[CAPTION]
                                                  1994       1993       1992
                                                    (Thousands of Dollars)
    [S]                                          [C]        [C]        [C]
    Excess of tax depreciation over
      depreciation for accounting purposes       $ 3,449    $ 3,214    $ 2,502
    Deferred treatment plant costs, net             (266)     1,458        585
    Deferred water utility billings                2,259         75        258
    FERC Order 636 transition costs                1,371          -          -
    Take-or-pay costs, net                          (652)    (1,126)      (446)
    Other, net                                      (263)    (1,924)      (831)

        Total deferred taxes, net                $ 5,898    $ 1,697    $ 2,068

    Included in:
      Operating expenses                         $ 5,876    $ 1,684    $ 2,009
      Other income, net                               22         13         59

        Total deferred taxes, net                $ 5,898    $ 1,697    $ 2,068

    The total provision for income taxes shown in the accompanying consolidated statements of income differs from the amount which would be computed by applying the statutory federal income tax rate to income before income taxes. The following table summarizes the major reasons for this difference:
[CAPTION]
                                                   1994       1993       1992
                                                    (Thousands of Dollars)
    [S]                                          [C]        [C]        [C]
    Income before income taxes                   $29,124    $22,471    $19,212
    Tax expense at statutory federal
      income tax rate                            $10,193    $ 7,865    $ 6,532
    Increases (reductions) in taxes
      resulting from -
        State income taxes, net of
          federal income tax benefit               1,814        980      1,247
        Deferred treatment plant carrying
          charges and allowance for equity
          funds used during construction             (14)      (545)         -
        Amortization of investment tax
          credits                                   (256)      (256)      (256)
        Other, net                                   (60)       (20)       161

      Total provision for income taxes           $11,677    $ 8,024    $ 7,684

(2)  RATE MATTERS

Gas Utility Operations

    Annual Gas Cost Adjustment. Pursuant to the provisions of the Pennsylvania Public Utility Code, which require that the tariffs of gas distribution companies, such as PG&W, be adjusted on an annual basis to reflect changes in their purchased gas costs, the PPUC ordered PG&W to make the following changes during 1994, 1993 and 1992 to the gas costs contained in its gas tariff rates:
[CAPTION]
                                   Change in               Calculated
          Effective               Rate per MCF         Increase (Decrease)
             Date                From     To            in Annual Revenue
       [S]                       [C]     [C]               [C]
       December 1, 1994          $3.74   $3.68             $(1,800,000)
       December 1, 1993           2.79    3.74              28,800,000
       December 1, 1992           2.46    2.79               9,500,000

    The annual changes in gas rates on account of purchased gas costs have no effect on PG&W's earnings since the change in revenue is offset by a corresponding change in the cost of gas.

    Recovery of FERC Order 636 Transition Costs. On October 15, 1993, the PPUC adopted an annual purchased gas cost ("PGC") order (the "PGC Order") regarding recovery of Federal Energy Regulatory Commission ("FERC") Order 636 transition costs. The PGC Order stated that Gas Transition Costs are subject to recovery through the annual PGC rate filing made with the PPUC by PG&W and other larger local gas distribution companies. The PGC Order also indicated that while Non-Gas Transition Costs were not natural gas costs eligible for recovery under the PGC rate filing mechanism, such costs were subject to full recovery by local distribution companies through the filing of a tariff pursuant to either the existing surcharge or base rate provisions of the Code. The PGC Order further stated that all such filings would be evaluated on a case-by-case basis. As of

February 1, 1994, PG&W began to recover the Gas Transition Costs that are being billed to PG&W by its interstate pipelines through an increase in its PGC rate. It is currently estimated that these costs, which will be billed to PG&W over a nineteen-month period extending through March 31, 1995, will aggregate $1.2 million, of which $1.1 million had been billed to PG&W and $659,000 had been recovered from its customers as of December 31, 1994. By Order of the PPUC entered August 26, 1994, PG&W began recovering the Non-Gas Transition Costs that it estimates it will ultimately be billed pursuant to FERC Order 636 through the billing of a surcharge to its customers effective September 12, 1994. It is currently estimated that $9.4 million of Non-Gas Transition Costs will be billed to PG&W, generally over a four-year period extending through the fourth quarter of 1997, of which $3.8 million had been billed to PG&W and $1.1 million had been recovered from its customers as of December 31, 1994. PG&W has recorded a liability for the $5.6 million of such estimated transition costs that remain to be billed to it as of December 31, 1994, and both a current asset and a deferred asset (which together totaled $8.8 million as of December 31, 1994) representing the transition costs remaining to be recovered from its customers.

Water Rate Filings

    Scranton Area Water Rate Increase. On September 25, 1992, PG&W filed an application with the PPUC seeking a water rate increase, designed to produce $9.9 million in additional annual revenue, to be effective November 24, 1992. This rate increase request involved the approximately 56,000 customers in PG&W's Scranton Water Rate Area at such date. By Order entered June 23, 1993, the PPUC rejected the proposed rate increase in its entirety "due to inadequate service" (i.e., water quality). However, by the same Order, the PPUC granted PG&W the alternative of a rate increase designed to produce an additional $5.0 million in annual revenue, provided that PG&W dedicate the entire increase to augment the improvements to its water distribution system until "...the demonstration by [PG&W] to [the PPUC] that it is providing adequate service." PG&W accepted this alternative and placed such $5.0 million rate increase into effect as of June 23, 1993.

    On August 19, 1993, the PPUC approved a settlement agreement resolving certain disputed issues relating to its June 23, 1993, Order. This settlement agreement provided, among other things, for (i) modification by the PPUC of its June 23, 1993, Order to reduce the amount of the revenue increase that it ordered be dedicated to distribution system improvements by the related income taxes and other expenses and the $319,000 additional expense for retiree health care and life insurance benefits that the PPUC allowed PG&W in its revenues (which resulted in the requirement for an additional annual expenditure for distribution system improvements by PG&W of $2.5 million), (ii) the agreement by PG&W (with which it was in compliance as of December 31, 1994) to spend a total of $4.9 million annually (an additional $2.5 million over its actual average annual expenditure of $2.4 million during the three-year period ended June 30,
1993) for distribution system improvements in the Scranton Water Rate Area until the PPUC is satisfied that PG&W is providing adequate service, (iii) the modification by the PPUC of its June 23, 1993, Order to restore the Hollister Reservoir to PG&W's rate base, and (iv) the withdrawal by PG&W and the Office of Consumer Advocate (the "OCA") of their appeals to the Commonwealth Court of Pennsylvania regarding the PPUC's June 23, 1993, Order.

    Spring Brook Water Rate Increases. Crystal Lake Service Area. On June 30, 1992, PG&W filed an application with the PPUC seeking a water rate increase, designed to produce $4.4 million in additional annual revenue. This rate increase request involved the approximately 5,000 customers in the Spring Brook Water Rate Area served exclusively by the Crystal Lake Water Treatment Plant, which became fully operational in August, 1992. On December 15, 1992, PG&W and certain parties filing objections to the rate increase request reached a settlement providing for an approximate 130% rate increase designed to produce $2.0 million of additional annual revenue to be phased-in over a two-year period under the terms of a qualified phase-in plan pursuant to FASB Statement 92. The settlement provided that $1.1 million of the increased revenue (an approximate 72% increase in rates) was to be realized through an immediate rate increase and that the remaining $900,000 in increased revenue (an additional 58% increase in rates) was to be realized through another rate increase one year later (i.e., at the beginning of year two of the phase-in period). The settlement also specified that the $900,000 in revenue that would be deferred during the first year of the phase-in period, as well as an approximate $243,000 in related carrying charges, was to be collected from customers in the form of a surcharge in years three through five of the phase-in period. By Order adopted February
25, 1993, the PPUC approved the settlement effective March 9, 1993. In accordance with the provisions of FASB Statement 92, PG&W commenced recording the entire $2.0 million increase in annual revenue allowed by the PPUC as additional revenue beginning March 9, 1993, along with the related carrying charges on revenue deferred in accordance with the phase-in plan.

    Ceasetown and Watres Service Areas. On April 29, 1993, PG&W filed an application with the PPUC seeking a water rate increase, designed to produce $19.5 million in additional annual revenue, to be effective June 28, 1993. This rate increase request involved approximately 59,300 customers in PG&W's Spring Brook Water Rate Area, principally those customers (i) served by the Ceasetown Water Treatment Plant which was placed in service on March 31, 1993, (ii) served by the Watres Water Treatment Plant which was placed in service on September 30, 1993, (iii) served jointly by the Ceasetown and Watres Water Treatment Plants, and (iv) who are served exclusively by the Nesbitt Water Treatment Plant. On September 23, 1993, PG&W and certain parties filing objections to the rate increase request reached a settlement providing for an overall 119% rate increase involving approximately 44,900 customers, principally those served either exclusively or jointly by the Ceasetown and Watres Water Treatment Plants, designed to produce $11.9 million of additional annual revenue to be phased-in over a two-year period under the terms of a qualified phase-in plan, pursuant to FASB Statement 92. Under the terms of the settlement, except for approximately 200 customers who were previously served jointly by the Hillside and Nesbitt Water Treatment Plants, none of the approximately 14,600 customers now served exclusively by the Nesbitt Water Treatment Plant would receive an increase. The settlement further provided that $6.4 million of the increased revenue (an approximate 65% increase in rates) was to be realized through an immediate rate increase and that the remaining $5.5 million of the increased revenue (an additional 54% increase in rates) was to be realized through a further rate increase one year later (i.e., at the beginning of year two of the phase-in period). The settlement also specified that the $5.5 million in revenue to be deferred during the first year of the phase-in period, as well as an approximate $1.3 million in related carrying charges, is to be collected from customers in the form of a surcharge in years three through five of the phase-in period. By Order adopted December 15, 1993, the PPUC approved the settlement effective December 16, 1993. In accordance with the provisions of FASB Statement 92, PG&W commenced recording the entire $11.9 million increase in annual revenue allowed by the PPUC as additional revenue beginning December 16, 1993, along with the related carrying charges on revenue deferred in accordance with the phase-in plan.

(3)  OTHER INCOME, NET

    Other income, net was comprised of the following elements:
[CAPTION]
                                                1994       1993       1992
                                                   (Thousands of Dollars)
    [S]                                        [C]        [C]        [C]
    Earnings of non-regulated subsidiaries     $   395    $   316    $   598
    Gain on sale of investment in joint
      venture, net of related income taxes         268          -          -
    Gain on sale of non-watershed land and
      other property, net of related income
      taxes                                        165         20        102
    Deferred treatment plant carrying
      charges and allowance for equity funds
      used during construction                      40      1,555          -
    Amortization of preferred stock issuance
      costs, net of related income tax
      benefits                                    (227)      (126)       (66)
    Net interest expense on proceeds
      remaining in construction fund              (217)      (785)       (23)
    Holding company expenses, net of related
      income tax benefits                         (209)      (203)      (469)
    Premium on retirement/defeasance of debt       (40)       (81)      (127)
    Other                                           27        (23)        11
      Total                                    $   202    $   673    $    26

    Summary financial data for non-regulated subsidiaries:

      Revenues                                 $ 9,127    $ 6,574    $ 6,291
      Expenses                                   8,732      6,258      5,693
      Net income                               $   395    $   316    $   598

      Total assets (including, $294,000,
        $817,000 and $2.3 million,
        respectively, eliminated in
        consolidation)                         $ 1,753    $ 2,534    $ 4,370

(4)  COMMON STOCK

    On January 30, 1992, the Company issued 1,370,847 shares of its common stock, without nominal or par value, with a stated value of $10 per share, for aggregate net proceeds of approximately $28.1 million. Additionally, on October 20, 1993, the Company issued 1,250,000 shares of its common stock, without nominal or par value, with a stated value of $10 per share, for aggregate net proceeds of $31.9 million.

    On July 28, 1994, the Company implemented a Customer Stock Purchase Plan (the "Customer Plan") which provides the residential customers of PG&W with a method of purchasing newly-issued shares of the Company's common stock at a 5% discount from the market price. On October 3, 1994, the Company issued 59,537 shares of its common stock for an aggregate consideration of $1.7 million with respect to payments received pursuant to the Customer Plan during the September, 1994, subscription period. Additionally, on January 3, 1995, the Company issued 45,360 shares of its common stock for an aggregate consideration of $1.2 million with respect to payments received pursuant to the Customer Plan during the December, 1994, subscription period. The payments so received during December are reflected under the captions "Restricted cash - common stock subscribed" and "Common shareholders' investment - Common stock subscribed" in these consolidated financial statements as of December 31, 1994.

    Through the Company's Dividend Reinvestment and Stock Purchase Plan ("DRP"), holders of shares of the Company's common stock may reinvest cash dividends and/or make cash investments in the common stock of the Company. Under the DRP, 62,271 shares ($1.8 million), 15,988 shares ($465,000) and 14,129 shares
($385,000) of common stock were issued during 1994, 1993 and 1992, respectively. Additionally, on January 3, 1995, the Company issued 51,565 shares of its common stock for an aggregate consideration of $1.3 million with respect to cash investments made pursuant to the DRP during the fourth quarter of 1994. The investments made during the fourth quarter are reflected under the captions "Restricted cash - common stock subscribed" and "Common shareholders' investment
- Common stock subscribed" in these consolidated financial statements as of December 31, 1994. The DRP was amended on May 5, 1994, to provide the Company's shareholders with a method of reinvesting cash dividends and making cash investments to purchase newly-issued shares of the Company's common stock at a 5% discount from the market price. Prior to such amendment, cash dividends were reinvested at 100% of the market price in newly-issued shares and cash investments were used to purchase shares of the Company's common stock on the open market.

    Under the Company's Employees' Savings Plan (a section 401(k) plan) which became effective January 1, 1992, the Company issued an additional 18,100 shares ($540,000) in 1994, 16,478 shares ($481,000) in 1993 and 4,871 shares ($136,000)
of common stock in 1992.

    On June 3, 1992, the Company's shareholders approved the Pennsylvania Enterprises, Inc. 1992 Stock Option Plan (the "Plan"). Under the terms of the Plan, a total of 200,000 shares of authorized but unissued common stock are reserved and available for distribution to eligible employees. Stock options awarded under the Plan may be either Incentive Stock Options or Non-qualified Stock Options. On April 7, 1993, Non-qualified Stock Options to purchase 45,000 shares of common stock were issued to eligible employees at an exercise price of $30 per share (the fair market value of the common stock on such date). These options, which expire on April 6, 2003, could not be exercised prior to April 7, 1994. As of December 31, 1994, the options for 400 such shares had expired and the remaining 44,600 options remain outstanding. In addition, 155,000 additional shares of authorized but unissued common stock were reserved for distribution to eligible employees under the terms of the Plan as of such date.

(5)  PREFERRED STOCK

Preferred Stock of PG&W Subject to Mandatory Redemption

    On December 23, 1993, PG&W redeemed 100,000 shares of the 9.50% 1988 series cumulative preferred stock at a price of $103.5625 per share (plus accrued dividends to the redemption date), which included a voluntary redemption premium of $3.5625 per share ($356,250 in the aggregate). On May 31, 1994, PG&W redeemed the remaining 150,000 outstanding shares of its 9.50% 1988 series cumulative preferred stock, $100 par value, at a price of $103.5625 per share, which included a voluntary redemption premium of $3.5625 per share ($534,375 in the aggregate), plus accrued dividends.

    On December 16, 1994, PG&W redeemed all 150,000 shares of its 8.90% cumulative preferred stock at a price of $102.97 per share, which included a voluntary redemption premium of $2.97 per share ($445,500 in the aggregate).

    The holders of the 5.75% cumulative preferred stock have a noncumulative right each year to tender to PG&W and to require it to purchase at a per share price not exceeding $100, up to (a) that number of shares of the 5.75% cumulative preferred stock which can be acquired for an aggregate purchase price of $80,000 less (b) the number of such shares which PG&W may already have purchased during the year at a per share price of not more than $100. Eight hundred such shares were acquired and cancelled by PG&W in each of the three years in the period ended December 31, 1994, for an aggregate purchase price in each year of $80,000.

    As of December 31, 1994, the sinking fund requirements relative to PG&W's 5.75% cumulative preferred stock (the only series of preferred stock subject to mandatory redemption that was outstanding as of such date) were $80,000 for each of the years 1995 through 1999.

    At PG&W's option, the 5.75% cumulative preferred stock may currently be redeemed at a price of $102.00 per share ($1,876,800 in the aggregate.)

Preferred Stock of PG&W Not Subject to Mandatory Redemption

    On August 18, 1992, PG&W issued 250,000 shares of its 9% cumulative preferred stock, par value $100 per share, for aggregate net proceeds of approximately $23.6 million. The 9% cumulative preferred stock is not redeemable by PG&W prior to September 15, 1997. Thereafter, it is redeemable at the option of PG&W, in whole or in part, upon not less than 30 days' notice, at $100 per share plus accrued dividends to the date of redemption and at a premium of $8 per share if redeemed from September 15, 1997, to September 14, 1998, and a premium of $4 per share if redeemed from September 15, 1998, to September 14, 1999.

    At PG&W's option, the 4.10% cumulative preferred stock may currently be redeemed at a redemption price of $105.50 per share or for an aggregate redemption price of $10,550,000.

Dividend Information

    The dividends on the preferred stock of PG&W in each of the three years in the period ended December 31, 1994, were as follows:
[CAPTION]
         Series                        1994         1993         1992
                                           (Thousands of Dollars)
          [S]                         [C]          [C]          [C]
          4.10%                       $  410       $  410       $  409
          5.75%                          108          113          117
          8.90%                        1,280        1,335        1,335
          9.00%                        2,250        2,250          829
          9.50% 1988 series              591        2,354        2,375

           Total                      $4,639       $6,462       $5,065

    Dividends on all series of PG&W's preferred stock are cumulative, and if dividends in an amount equivalent to four full quarterly dividends on all shares of preferred stock then outstanding are in default and until all such dividends have been paid, the holders of the preferred stock, voting separately as one class, shall be entitled to elect a majority of the Board of Directors of PG&W. Additionally, PG&W may not declare dividends on its common stock if any dividends on shares of preferred stock then outstanding are in default.

(6)  LONG-TERM DEBT

    Long-term debt consisted of the following components at December 31, 1994 and 1993:
[CAPTION]
                                                          1994          1993
                                                        (Thousands of Dollars)
  [S]                                                   [C]           [S]
  Indebtedness of the Company:
    10.125% senior notes, due 1999, net of
      unamortized discount                              $ 29,880      $ 29,853
    Term loan, due 1999                                   20,000             -
                                                          49,880        29,853
  Indebtedness of PG&W:
    First mortgage bonds -
       6.05 % Series, due 2019                            19,000        19,000
       7    % Series, due 2017                            30,000             -
       7.125% Series, due 2022                            30,000        30,000
       7.20 % Series, due 2017                            50,000        50,000
       8    % Series, due 1997                             3,535         3,745
       8.375% Series, due 2002                            30,000        30,000
       9.23 % Series, due 1999                            10,000        10,000
       9.34 % Series, due 2019                            15,000        15,000
       9.57 % Series, due 1996                            50,000        50,000
                                                         237,535       207,745
    Notes -
      1%, due 1994 (Small Business Administration)             -           845
      8%, 1987 Series B, defeased on November 15, 1994         -        30,000
      Bank borrowings, at weighted average interest
        rates of 5.28% and 4.31%, respectively (Note 8)   65,500        47,000
                                                          65,500        77,845
    Water facility loans from agencies of the
      Commonwealth of Pennsylvania, at interest rates
      ranging from 1.76% to 9.36%, repayable in
      installments through 2012                           12,420        19,253

    Less current maturities and sinking
      fund requirements                                   (3,730)      (38,584)
      Total long-term debt of PG&W                       311,725       266,259
      Total consolidated long-term debt                 $361,605      $296,112

    7.125% Series First Mortgage Bonds. On December 22, 1992, the Luzerne County Industrial Development Authority (the "Authority") issued $30.0 million of its 7.125% Exempt Facilities Revenue Bonds, 1992 Series B (Pennsylvania Gas and Water Company Project) (the "1992 Series B Bonds") and, in connection therewith, PG&W issued $30.0 million of its 7.125% Series First Mortgage Bonds to PNC Bank (formerly Northeastern Bank of Pennsylvania), as trustee (the "IDA Trustee") for the 1992 Series B Bonds, as security for the 1992 Series B Bonds. The proceeds from the issuance of the 1992 Series B Bonds were deposited in a construction fund held by the IDA Trustee for the 1992 Series B Bonds, pending their utilization to finance the construction of various additions and improvements to PG&W's water facilities for which construction commenced subsequent to September 23, 1992. As of December 31, 1994, $3.4 million
(including investment income) was so held by the IDA Trustee and was available to finance the future construction of qualified water facilities for PG&W. Under the terms of the 7.125% Series First Mortgage Bonds, PG&W will make payments to the IDA Trustee in amounts sufficient and at the times necessary to pay the debt service requirements on the 1992 Series B Bonds.

    6.05% Series First Mortgage  Bonds.    On  December  21, 1993, the Authority
issued $19.0 million  of  its  Exempt  Facilities  Revenue Refunding Bonds, 1993

Series A (Pennsylvania Gas and Water Company Project) (the "1993 Series A Bonds") and, in connection therewith, PG&W issued $19.0 million of its 6.05%

Series First Mortgage Bonds to the IDA Trustee for the 1993 Series A Bonds, as security for the 1993 Series A Bonds. PG&W will make payments to the IDA Trustee pursuant to the 6.05% Series First Mortgage Bonds in amounts sufficient and at the times necessary to pay the debt service requirements on the 1993 Series A Bonds. The proceeds from the issuance of the 1993 Series A Bonds, along with additional funds provided by PG&W, were deposited with the IDA Trustee for the Authority's $19.0 million of 7% Exempt Facilities Revenue Bonds, 1989 Series A (Pennsylvania Gas and Water Company Project) (the "1989 Series A Bonds") on December 21, 1993, for use in redeeming the 1989 Series A Bonds on January 1, 1994. The deposit of such funds acted to discharge all of PG&W's obligations with respect to its 7%, 1989 Series A Note in the principal amount of $19.0 million which had been issued to the IDA Trustee in connection with the 1989 Series A Bonds and which was subject to repayment on January 1, 1994.

    Term Loan Agreement. On May 31, 1994, the Company borrowed $20.0 million pursuant to a five-year term loan agreement (the "Term Loan Agreement"), which loan matures on May 31, 1999. Borrowings under the Term Loan Agreement bear interest at LIBOR ("London Interbank Offered Rates") plus one-half of one percent (6.5625% as of March 10, 1995). Under the terms of the Term Loan Agreement, the Company can choose interest rate periods of one, two, three or six months. The Company utilized the proceeds from such loan to purchase $20.0 million of PG&W common stock. PG&W used a portion of the proceeds it so received to redeem $15.0 million of its 9.50% cumulative preferred stock and to fund the $534,375 premium in connection with such redemption. The remaining $4.5 million of proceeds were used by PG&W to repay a portion of its bank borrowings and for working capital purposes.

    7% Series First Mortgage Bonds. On November 15, 1994, the Authority issued $30.0 million of its Exempt Facilities Revenue Refunding Bonds, 1994 Series A (Pennsylvania Gas and Water Company Project) due 2017 (the "1994 Series A Bonds") and, in connection therewith, PG&W issued $30.0 million of its 7% Series First Mortgage Bonds, as security for the 1994 Series A Bonds. PG&W will make payments to the IDA Trustee pursuant to the 7% Series First Mortgage Bonds in amounts sufficient and at the times necessary to pay the debt service requirements on the 1994 Series A Bonds. The proceeds from the issuance of the 1994 Series A Bonds, along with additional funds provided by PG&W, were deposited with the IDA Trustee for the Authority's $30.0 million of 8% Exempt Facilities Revenue Bonds, 1987 Series B (Pennsylvania Gas and Water Company project) (the "1987 Series B Bonds") on November 15, 1994, for use in redeeming the 1987 Series B Bonds on December 1, 1994. The deposit of such funds acted to discharge all of PG&W's obligations with respect to its 8%, 1987 Series B Note in the principal amount of $30.0 million which had been issued to the IDA Trustee in connection with the 1987 Series B Bonds and which was subject to repayment on December 1, 1994.

    Maturities and Sinking Fund  Requirements.    As  of  December 31, 1994, the
aggregate annual maturities and sinking fund requirements of long-term debt for each of the next five years ending December 31, were:
[CAPTION]
                           Year              Amount
                           [S]            [C]
                           1995           $  3,730,000
                           1996           $113,258,000 (a)
                           1997           $  3,694,000
                           1998           $    611,000
                           1999           $ 60,644,000 (b)

    (a) Includes $62.5 million of PG&W bank borrowings outstanding as of December 31, 1994, due May 31, 1996, and PG&W's 9.57% Series First Mortgage Bonds in the principal amount of $50.0 million due September 1, 1996.

    (b) Includes the $20.0 million of borrowings outstanding as of December 31, 1994 under the Company's Term Loan Agreement due May 31, 1999, the Company's 10.125% Senior Notes in the principal amount of $30.0 million due June 15, 1999, and PG&W's 9.23% Series First Mortgage Bonds in the principal amount of $10.0 million due September 1, 1999.

    Liens Securing Indebtedness. Most of PG&W's properties are subject to mortgage liens securing certain funded debt. Additionally, PG&W's gross revenues and receipts, accounts receivable and certain of its other rights and interests are subject to liens securing various water facility loans from agencies established by the Commonwealth of Pennsylvania for the purpose of providing financial assistance to public water supply and sewage systems in the state. These liens are limited to the amount of the related loans outstanding, which aggregated $12.4 million as of December 31, 1994.

(7)  DIVIDEND RESTRICTIONS

    There are no dividend restrictions in the Restated Articles of Incorporation of the Company. However, the preferred stock provisions of PG&W's Restated Articles of Incorporation and certain of the agreements under which the Company and PG&W have issued long-term debt provide for certain dividend restrictions. As of December 31, 1994, $37,357,000 of the consolidated retained earnings of the Company were restricted against the payment of cash dividends on common stock under the most restrictive of these covenants.

(8)  BANK NOTES PAYABLE

    PG&W has entered into a revolving bank credit agreement (the "Credit Agreement") with a group of six banks under the terms of which $60.0 million is available for borrowing by PG&W. The Credit Agreement terminates on May 31, 1996, at which time any borrowings outstanding thereunder are due and payable. The interest rate on borrowings under the Credit Agreement is generally less than prime. The Credit Agreement also requires the payment of a commitment fee of .195% per annum on the average daily amount of the unused portion of the available funds. As of March 10, 1995, $35.0 million of borrowings were outstanding under the Credit Agreement. PG&W currently has three additional bank lines of credit with an aggregate borrowing capacity of $7.5 million which provide for borrowings at interest rates generally less than prime. Borrowings outstanding under two of these bank lines of credit with borrowing capacities of $2.0 million and $3.0 million mature on May 31, 1995, and June 30, 1995, respectively. Borrowings outstanding under the third bank line of credit with a borrowing capacity of $2.5 million mature on May 31, 1996. As of March 10, 1995, PG&W had $3.9 million of borrowings outstanding under these additional bank lines of credit. The commitment fees paid by PG&W with respect to its revolving bank credit agreements totaled $97,000 in 1994, $113,000 in 1993 and $152,000 in 1992.

    Because of limitations imposed by the terms of PG&W's preferred stock, PG&W is prohibited, without the consent of the holders of a majority of the outstanding shares of its preferred stock, from issuing more than $12.0 million of unsecured debt due on demand or within one year from issuance. PG&W had no unsecured debt due on demand or within one year from issuance outstanding as of December 31, 1994.

    Information relating to PG&W's bank lines of credit and borrowings under those lines of credit is set forth below:
[CAPTION]
                                                    As of December 31,
                                              1994         1993         1992
                                                  (Thousands of Dollars)
      [S]                                   [C]          [C]          [C]
      Borrowings under lines of credit
        Short-term                          $      -     $  2,000     $      -
        Long-term                             65,500       47,000       17,000
                                            $ 65,500     $ 49,000     $ 17,000

      Unused lines of credit
        Short-term                          $      -     $  5,000     $      -
        Long-term                              2,000       13,000       28,000
                                            $  2,000     $ 18,000     $ 28,000

      Total lines of credit
        Prime rate                          $      -     $  2,000     $ 45,000
        Other than prime rate                 67,500       65,000            -
                                            $ 67,500     $ 67,000     $ 45,000

      Short-term bank borrowings (a)
        Maximum amount outstanding          $  5,692     $  5,666     $   -
        Daily average amount outstanding $ 441 $ 637 $ - Weighted daily average interest
          rate                                3.984%       4.046%         -
        Weighted average interest rate at
          year-end                              -          4.208%         -
        Range of interest rates               3.700-       3.750-         -
                                              6.000%       6.000%         -

    (a) PG&W did not incur any short-term bank borrowings during the year ended December 31, 1992, and had no short-term bank borrowings outstanding as of December 31, 1992, or December 31, 1994.

(9)  POSTEMPLOYMENT BENEFITS

Pension Benefits

    The Company's retirement plan is a trusteed, noncontributory, defined benefit pension plan which covers substantially all employees. Pension benefits are based on years of service and average final salary. The Company's funding policy is to contribute an amount necessary to provide for benefits based on service to date, as well as for benefits expected to be earned in the future by current participants. To the extent that the present value of these obligations is fully covered by assets in the trust, a contribution may not be made for a particular year. Net pension costs, including amounts capitalized, were $562,000, $443,000 and $333,000 in 1994, 1993 and 1992, respectively.

    The following items were the components of the net pension cost for the years 1994, 1993 and 1992:

[CAPTION]
                                                 1994        1993        1992
                                                    (Thousands of Dollars)
    [S]                                        [C]         [C]         [C]
    Present value of benefits earned
      during the year                          $    999    $    854    $    789
    Interest cost on projected benefit
      obligations                                 2,545       2,402       2,262
    Return on plan assets                           973      (3,127)     (2,646)
    Net amortization and deferral                  (101)        (97)        (93)
    Deferral of investment (loss) gain           (3,854)        411          21
        Net pension cost                       $    562    $    443    $    333

    The funded status of the plan as of December 31, 1994 and 1993, was as follows:

[CAPTION]
                                                             1994        1993
                                                          (Thousands of Dollars)
    [S]                                                    [C]         [C]
    Actuarial present value of the projected
      benefit obligations:
        Accumulated benefit obligations
          Vested                                           $ 21,592    $ 24,265
          Nonvested                                              77         125
            Total                                            21,669      24,390
        Provision for future salary increases                 7,565       9,769
        Projected benefit obligations                        29,234      34,159
    Market value of plan assets, primarily
      invested in equities and bonds                         30,457      32,471
    Plan assets in excess of (less than) projected
      benefit obligations                                     1,223      (1,688)
    Unrecognized net transition asset as of
      January 1, 1986, being amortized over
      20 years                                               (2,528)     (2,758)
    Unrecognized prior service costs                          2,150       2,279
    Unrecognized net (gain) loss                             (1,644)      1,710

    Accrued pension cost at year-end                       $   (799)   $   (457)


    The discount rate used to determine the actuarial present value of the projected benefit obligations was 8-3/4% in 1994 and 8% in 1993. An expected long-term rate of return on plan assets of 9% and a 5-1/2% projected increase in future compensation levels were assumed in determining the net pension cost for both 1994 and 1993.

Other Postretirement Benefits

    In addition to pension benefits, the Company provides certain health care and life insurance benefits for retired employees. Substantially all of the
Company's employees may become eligible for those benefits if they reach retirement age while working for the Company. Prior to January 1, 1993, the cost of retiree health care and life insurance, which totaled $870,000 in 1992, was expensed as the premiums were paid under insurance contracts.

    Effective January 1, 1993, the Company adopted the provisions of FASB Statement 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The provisions of FASB Statement 106 require that the Company record the cost of retiree health care and life insurance benefits as a liability over the employees' active service periods instead of on a benefits-paid basis, as was the Company's prior practice.

    The following items were the components of the net cost of postretirement benefits other than pensions for the years 1994 and 1993:

[CAPTION]
                                                            1994       1993
                                                        (Thousands of Dollars)
    [S]                                                   [C]        [C]
    Present value of benefits earned during the year      $    269   $    226
    Interest cost on accumulated benefit obligation            967        967
    Return on plan assets                                       (6)         -
    Net amortization and deferral                              654        617

    Net cost of postretirement benefits other than
      pensions                                               1,884      1,810
    Less disbursements for benefits                           (987)      (983)

    Increase in liability for postretirement benefits
      other than pensions                                 $    897   $    827

    Reconciliations of the accumulated benefit obligation to the accrued liability for postretirement benefits other than pensions as of December 31, 1994 and 1993, follow:
[CAPTION]
                                                            1994       1993
                                                        (Thousands of Dollars)
    [S]                                                   [C]        [C]
    Accumulated benefit obligation:
      Retirees                                            $  9,021   $ 10,149
      Fully eligible active employees                        1,628      1,735
      Other active employees                                 1,305      1,222
                                                            11,954     13,106
    Plan assets at fair value                                  839          -
    Accumulated benefit obligation
      in excess of plan assets                              11,115     13,106
    Unrecognized transition obligation
      being amortized over 20 years                        (11,108)   (11,725)
    Unrecognized net gain (loss)                               885       (554)

    Accrued liability for postretirement
      benefits other than pensions                        $    892   $    827

    The assumptions used to calculate  the  costs  to  be accrued by the Company under FASB Statement 106 included discount rates of 8-3/4% and 8% in 1994 and 1993, respectively, and a 5-1/2% projected annual increase in future compensation levels. It was also assumed that the per capita cost of covered health care benefits would increase at an annual rate of 10-1/2% in 1994 and that this rate would decrease gradually to 5-1/2% for the year 2003 and remain at that level thereafter. The health care cost trend rate assumption had a significant effect on the amounts accrued. To illustrate, increasing the assumed health care cost trend rate by 1 percentage point in each year would increase the transition obligation as of January 1, 1994, by approximately $778,000 and the aggregate of the service and interest cost components of the net cost of postretirement benefits other than pensions for the year 1994 by approximately $64,000.

    The additional costs accrued pursuant to FASB Statement 106 are allocated between PG&W's gas utility and water utility operations. By Orders entered in 1993 relative to PG&W's water utility operations, the PPUC approved the inclusion of the costs required to be accrued pursuant to FASB Statement 106 in PG&W's water rates. Since PG&W has not sought to increase its base gas rates, the $447,000 ($256,000 net of related income taxes) and $407,000 ($232,000 net of related income taxes) of additional cost incurred in 1994 and 1993, respectively, with regard to PG&W's gas utility operations as a result of the adoption of the provisions of FASB Statement 106 were expensed without any adjustment being made to its gas rates.

Other Postemployment Benefits

    In December, 1992, FASB Statement 112, "Employers' Accounting for Postemployment Benefits," was issued. The provisions of this statement require the recording of a liability for postemployment benefits (such as disability benefits, including workers' compensation, salary continuation and the continuation of benefits such as health care and life insurance) provided to former or inactive employees, their beneficiaries and covered dependents. The Company consistently recorded liabilities for benefits of this nature prior to the effectiveness of FASB Statement 112 and, as a result, the provisions of FASB Statement 112, which the Company adopted effective January 1, 1994, did not have a material impact on its financial position or results of operations.

(10)  CONSTRUCTION EXPENDITURES

    PG&W estimates the cost of its 1995 construction program will be $44.9 million, which includes $23.0 million for the construction of water facilities and $21.9 million for the construction of gas facilities.

(11)  COMMITMENTS AND CONTINGENCIES

Valve Maintenance

    On November 16, 1993, the PPUC staff issued an Emergency Order, subsequently ratified by the PPUC (the "Emergency Order"), requiring PG&W by January 31, 1994, to survey its gas distribution system to verify the location and spacing of its gas shut off valves, to add or repair valves where needed and to establish programs for the periodic inspection and maintenance of all such valves and the verification of all gas service line information. PG&W submitted a detailed plan of action for complying with the Emergency Order to the PPUC on April 11, 1994, which was subsequently revised. The PPUC staff agreed that the revised plan (the "Plan") satisfies the concerns of the PPUC expressed in the Emergency Order, and on November 30, 1994, the PPUC staff and PG&W entered into a Settlement Agreement, subject to approval by the PPUC, (i) terminating the informal investigation of the matter initiated by the PPUC staff, (ii) memorializing the acceptance by the PPUC staff of the Plan and (iii) evidencing PG&W's commitment to satisfy the requirements of the Plan. The PPUC must approve the Settlement Agreement. PG&W does not believe that compliance with the terms of the Settlement Agreement or any liability that might result from violations of law or the Emergency Order will have a material adverse effect on its financial position or results of operations.

Environmental Matters

    PG&W, like many gas distribution companies, once utilized manufactured gas plants in connection with providing gas service to its customers. None of these plants has been in operation since 1960, and several of the plant sites are no longer owned by PG&W. Pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), PG&W filed notices with the United States Environmental Protection Agency (the "EPA") with respect to the former plant sites. None of the sites is or was formerly on the proposed or final National Priorities List. The EPA has conducted site inspections and made preliminary assessments of each site and has concluded that no further remedial action is planned. While this conclusion does not constitute a legal prohibition against further regulatory action under CERCLA or other applicable federal or state law, the Company does not believe that additional costs, if any, related to these manufactured gas plant sites would be material to its financial position or results of operations since environmental remediation costs generally are recoverable through rates over a period of time.

(12) INDUSTRY SEGMENTS

    Financial information with respect to the Company's industry segments for the years ended December 31, 1994, 1993 and 1992 appears on page 53. Such industry segment information is incorporated herein as part of these Consolidated Financial Statements.

(13) QUARTERLY FINANCIAL DATA (UNAUDITED)
[CAPTION]
                                                QUARTER ENDED
                               March 31,  June 30,  September 30,  December 31,
                                 1994       1994        1994           1994
                               (Thousands of Dollars, Except Per Share Amounts)
     [S]                       [C]        [C]       [C]            [C]
     Operating revenues        $  96,285  $ 43,483  $      31,862  $     63,093
     Operating income             16,170     7,965          6,606        12,950
     Net income (loss)             8,548       415         (1,123)        4,977
     Earnings (loss) per share
       of common stock:
       Before premium on
         redemption of
         subsidiary's preferred
         stock                      1.58       .08           (.21)          .90
       Premium on redemption of
        subsidiary's preferred
        stock                          -      (.10)             -          (.08)
       Earnings (loss) per
        share of common stock       1.58      (.02)          (.21)          .82

                                                QUARTER ENDED
                               March 31,  June 30,  September 30,  December 31,
                                 1993      1993         1993           1993
                               (Thousands of Dollars, Except Per Share Amounts)

     Operating revenues        $  78,318  $ 37,251  $      27,959  $     63,160
     Operating income             13,587     5,951          5,039        12,685
     Net income (loss)             6,318    (1,451)        (1,955)        5,073
     Earnings (loss) per share
       of common stock (a)          1.53      (.35)          (.47)          .99

    (a) The total of the earnings per share for the quarters does not equal the earnings per share for the year, as shown elsewhere in the consolidated financial statements and supplementary data of this report, as a result of the Company's issuance of additional shares of common stock at various dates during the year.

    Because of the seasonal nature of PG&W's gas heating business, there are substantial variations in operations reported on a quarterly basis.

(14) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

  o Restricted funds held by trustee.    The  fair value of the restricted funds
    held by the trustee has been based on the market value as of the respective dates of the financial instruments in which such funds have been invested.

  o Long-term debt. The fair value of both the Company's and PG&W's long-term debt has been estimated based on the quoted market price as of the respective dates for the portion of such debt which is publicly traded and, with respect to the portion of such debt which is not publicly traded, on the estimated borrowing rate as of the respective dates for long-term debt of comparable credit quality with similar terms and maturities.

  o Preferred stock subject to mandatory redemption. The fair value of PG&W's preferred stock subject to mandatory redemption has been estimated based on the market value as of the respective dates for preferred stock of comparable credit quality with similar terms and maturities.

    The carrying amounts and estimated fair values of the Company's and PG&W's financial instruments at December 31, 1994 and 1993, were as follows:
[CAPTION]
                                               1994                 1993
                                        Carrying Estimated   Carrying Estimated
                                         Amount  Fair Value   Amount  Fair Value
                                                 (Thousands of Dollars)
[S]                                     [C]      [C]         [C]      [C]
Restricted funds held by trustee        $  3,401 $    3,401  $ 12,853 $   12,857
Long-term debt (including current
  portion):
    Company                               49,880     50,000    29,853     30,300
    PG&W                                 315,455    317,867   306,843    327,436
Preferred stock of PG&W subject to
  mandatory redemption (including
  current portion)                         1,840      1,877    31,920     33,087

    The Company believes that the regulatory treatment of any excess or deficiency of fair value relative to the carrying amounts of these items, if such items were settled at amounts approximating those above, would dictate that these amounts be used to increase or reduce PG&W's rates over a prescribed amortization period. Accordingly, any settlement would not result in a material impact on PG&W's financial position or the results of operations of either the Company or PG&W.

SELECTED FINANCIAL AND STATISTICAL DATA
[CAPTION]
                                         Year Ended December 31,
                             1994       1993       1992       1991       1990
                             (Thousands of Dollars, Except Per Share Amounts)
[S]                        [C]        [C]        [C]        [C]        [C]
OPERATING REVENUES:
 Gas                       $167,992   $153,325   $143,227   $138,465   $135,185
 Water                       66,731     53,363     48,651     44,285     31,452
  Total operating revenues  234,723    206,688    191,878    182,750    166,637

OPERATING EXPENSES:
 Cost of gas                 98,653     86,557     77,720     77,801     75,711
 Other operation expenses    40,153     38,859     37,971     36,334     35,755
 Maintenance                 10,093      9,341      8,677      9,634     10,401
 Depreciation                14,339     12,299     10,856      9,779      7,860
 Deferred treatment
   plant costs, net             581     (1,532)      (294)      (664)    (1,682)
 Income taxes                11,140      7,883      7,373      4,141      2,136
 Other taxes                 16,073     16,019     14,730     12,814     11,892
  Total operating expenses  191,032    169,426    157,033    149,839    142,073

OPERATING INCOME             43,691     37,262     34,845     32,911     24,564
OTHER INCOME
 (DEDUCTIONS), NET              202        673         26        656     (1,502)
INTEREST CHARGES            (26,437)   (23,488)   (23,343)   (25,158)   (18,070)
SUBSIDIARY'S PREFERRED
 STOCK DIVIDENDS             (4,639)    (6,462)    (5,065)    (4,236)    (4,323)

NET INCOME                 $ 12,817   $  7,985   $  6,463   $  4,173   $    669

COMMON STOCK INFORMATION:
 Weighted average number
  of shares outstanding in
  thousands                   5,457      4,395      4,011      2,734      2,719
 Earnings per share -
  Before premium on
    redemption of
    subsidiary's preferred
    stock                  $   2.35   $   1.82   $   1.61   $   1.53   $    .25
  Premium on redemption
    of subsidiary's
    preferred stock            (.18)         -          -          -          -
 Earnings per share        $   2.17   $   1.82   $   1.61   $   1.53   $    .25

 Cash dividends            $   2.20   $   2.20   $   2.20   $   2.20   $   2.20

[CAPTION]

                                          Year Ended December 31,
                             1994       1993       1992       1991       1990
                             (Thousands of Dollars, Except Per Share Amounts)
[S]                        [C]        [C]        [C]        [C]        [C]
CAPITALIZATION AT YEAR END:
 Amounts -
  Common shareholders'
   investment              $172,012   $165,775   $135,144   $109,965   $111,360
  Preferred stock of PG&W -
   Not subject to mandatory
    redemption, net          33,615     33,615     33,615      9,916      9,916
   Subject to mandatory
    redemption                1,760     31,840     41,920     42,000     42,080
  Long-term debt            361,605    296,112    275,703    194,853    178,168
    Total capitalization   $568,992   $527,342   $486,382   $356,734   $341,524

 Ratios -
  Common shareholders'
   investment                 30.2%      31.4%      27.8%      30.8%      32.6%
  Preferred stock of PG&W -
   Not subject to mandatory
    redemption, net            5.9        6.4        6.9        2.8        2.9
   Subject to mandatory
    redemption                 0.3        6.0        8.6       11.8       12.3
  Long-term debt              63.6       56.2       56.7       54.6       52.2
    Total                    100.0%     100.0%     100.0%     100.0%     100.0%

ADDITIONS TO UTILITY PLANT:
 Gas                       $ 17,455   $ 13,325   $ 12,669   $  9,359   $ 14,127
 Water                       19,321     32,575     44,352     19,155     22,255
    Total additions to
     utility plant         $ 36,776   $ 45,900   $ 57,021   $ 28,514   $ 36,382

UTILITY PLANT AT YEAR END:
 Total utility plant       $663,532   $633,177   $589,042   $538,486   $513,087
 Accumulated depreciation    94,461     86,287     76,743     71,044     63,858
    Net utility plant      $569,071   $546,890   $512,299   $467,442   $449,229

TOTAL ASSETS AT YEAR END   $745,377   $729,296   $632,905   $551,101   $525,801

[CAPTION]
                                     1994     1993     1992     1991     1990
[S]                                [C]      [C]      [C]      [C]      [C]
OPERATING STATISTICS-GAS
  Revenues (thousands of dollars):
    Residential nonheating         $  2,680 $  2,576 $  2,589 $  2,810 $  2,987
    Residential heating             104,495   89,729   79,853   80,786   74,296
    Industrial                       19,255   25,785   28,484   20,863   23,914
    Commercial                       38,872   32,819   29,758   31,068   31,187
    Other                             2,690    2,416    2,543    2,938    2,801
      Total                        $167,992 $153,325 $143,227 $138,465 $135,185

  Million cubic feet of gas sold and
    transported:
    Residential nonheating              302      326      343      338      373
    Residential heating              16,674   16,585   15,971   14,312   13,426
    Industrial                       18,466   18,024   18,087   17,728   17,460
    Commercial                        8,082    7,727    7,299    6,645    6,853
    Other                               577      559      539      467      434
      Total                          44,101   43,221   42,239   39,490   38,546

  Number of customers:
    Residential nonheating           14,704   15,547   16,279   16,936   17,746
    Residential heating             112,877  110,232  107,300  104,167  101,161
    Industrial                          241      237      237      234      224
    Commercial                       11,233   10,880   10,417   10,116    9,662
    Other                               272      272      281      292      289
      Total                         139,327  137,168  134,514  131,745  129,082

  Average cost of gas sold per
    thousand cubic feet            $  3.560 $  3.450 $  3.099 $  2.721 $  3.197

  Degree day information:
    Actual                            6,162    6,179    6,136   5,543    5,339
    Percentage of actual to normal    97.9%    98.2%    96.9%   87.6%    84.3%

OPERATING STATISTICS-WATER
  Revenues (thousands of dollars):
    Residential                    $ 42,185 $ 33,795 $ 31,321 $ 28,772 $ 20,800
    Industrial                        5,771    4,906    3,956    3,662    2,761
    Commercial                       12,190    9,029    8,379    7,565    5,049
    Other                             6,585    5,633    4,995    4,286    2,842
      Total                        $ 66,731 $ 53,363 $ 48,651 $ 44,285 $ 31,452

  Water output (estimated million
    gallons)                         24,273   24,054   24,000   23,522   26,203

  Number of customers:
    Residential                     121,337  120,414  119,577  119,271  119,373
    Industrial                          365      369      378      396      430
    Commercial                        9,420    9,308    9,159    9,052    8,425
    Other                             1,360    1,335    1,311    1,255    1,178
      Total                         132,482  131,426  130,425  129,974  129,406

EMPLOYEES AT YEAR END                   967      975      997      990    1,044

TOTAL WAGES AND SALARIES
  (thousands of dollars)           $ 29,892 $ 28,586 $ 27,299 $ 26,751 $ 26,241

INDUSTRY SEGMENTS

    The following tables set forth certain financial information with respect to the Company's industry segments for the years ended December 31, 1994, 1993 and 1992. The revenues and expenses of the Company's nonregulated operations, which are not significant relative to its regulated operations, are reflected in the consolidated financial statements in "Other income, net."

                                                    Year Ended December 31,
                                                  1994       1993       1992
                                                    (Thousands of Dollars)
  GAS UTILITY OPERATIONS
    Operating revenues                          $167,992   $153,325   $143,227
    Operating expenses excluding income taxes:
      Cost of gas                                 98,653     86,557     77,720
      Depreciation                                 6,667      6,388      6,087
      Other operating expenses                    37,247     34,927     34,031
        Total                                    142,567    127,872    117,838
    Operating income before income taxes          25,425     25,453     25,389
    Income taxes                                   5,355      5,842      5,730
    Operating income                            $ 20,070   $ 19,611   $ 19,659
    Additions to utility plant                  $ 17,455   $ 13,325   $ 12,669
    Identifiable assets at December 31 (a)      $290,253   $285,596   $238,017

  WATER UTILITY OPERATIONS
    Operating revenues                          $ 66,731   $ 53,363   $ 48,651
    Operating expenses excluding income taxes:
      Depreciation                                 7,672      5,911      4,769
      Other operating expenses                    29,072     29,292     27,347
      Deferred treatment plant costs, net            581     (1,532)      (294)
        Total                                     37,325     33,671     31,822
    Operating income before income taxes          29,406     19,692     16,829
    Income taxes                                   5,785      2,041      1,643
    Operating income                            $ 23,621   $ 17,651   $ 15,186
    Additions to utility plant                  $ 19,321   $ 32,575   $ 44,352
    Identifiable assets at December 31 (a)      $440,202   $426,389   $379,989

  TOTAL OPERATIONS
    Operating revenues                          $234,723   $206,688   $191,878
    Operating expenses excluding income taxes:
      Cost of gas                                 98,653     86,557     77,720
      Depreciation                                14,339     12,299     10,856
      Other operating expenses                    66,319     64,219     61,378
      Deferred treatment plant costs, net            581     (1,532)      (294)
        Total                                    179,892    161,543    149,660
    Operating income before income taxes          54,831     45,145     42,218
    Income taxes                                  11,140      7,883      7,373
    Operating income                            $ 43,691   $ 37,262   $ 34,845
    Additions to utility plant                  $ 36,776   $ 45,900   $ 57,021
    Identifiable assets at December 31 (a)      $730,455   $711,985   $618,006
    Other assets at December 31 (b)               14,922     17,311     14,899
        Total assets                            $745,377   $729,296   $632,905

  (a) Includes allocated common plant and is net of the respective accumulated depreciation.

  (b) Composed primarily of investments, cash and special deposits, prepayments

                                        F-52

      and unallocated deferred charges.

COMMON STOCK AND DIVIDEND INFORMATION

    The Company's Common Stock is traded on the New York Stock Exchange, under the symbol "PNT." Quotations are shown in The Wall Street Journal as "PennEntr" and in The New York Times as "PennEn." The report price range per share of PEI Common Stock and quarterly cash dividends paid for years 1994 and 1993 were as follows:
[CAPTION]

                                       Price Range                  Cash
                                     High       Low               Dividend
    [S]                             [C]       [C]                 [C]
    1994
    4th Quarter                     $30-1/8   $26-7/8             $    .55
    3rd Quarter                      31-7/8    29-3/8                  .55
    2nd Quarter                      30-7/8    29                      .55
    1st Quarter                      33        29-1/4                  .55

    1993
    4th Quarter                     $30-1/2   $27                 $    .55
    3rd Quarter                      30        27-1/2                  .55
    2nd Quarter                      31-1/4    29                      .55
    1st Quarter                      32-1/4    26                      .55